 Exhibit d

Province of Saskatchewan

Current Description

December 2013

[MAP]

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.  On November 29, 2013, the noon nominal rate for Canadian dollars ($), as reported by the Bank of Canada, was $1.0599 = 1.00 United States dollar (U.S. $).

Tonnes as used in this document refers to metric tons.  One tonne is equivalent to 1.102311 short tons.

In this document, the financial transactions of the general fund of the Government are recorded under the General Revenue Fund.  (Refer to page 17 for further information.)

The Government uses accrual accounting.  The accrual accounting method recognizes financial transactions at the time they occur, regardless of whether any cash is received or paid.  This method of accounting provides a complete picture of the total financial obligations resulting from decisions made during the year.  The General Revenue Fund follows the accrual method except for defined benefit pension plan costs.

During 2012-13, the Government adopted a new standard of accounting for tax revenue recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.  On the Statement of Operations:
●
the Saskatchewan Low-Income Tax Credit is netted against provincial sales taxation revenue, the type of tax revenue for which the credit is providing relief, rather than individual income taxation revenue,

●	penalties and interest collected on tax revenue are recorded separate from tax revenue, and
●	commissions paid to retailers on the collection of taxes are recorded as an expense.

The new tax revenue standard has been applied prospectively, and accordingly, comparative figures have not been restated.

During 2012-13, the Government recorded a liability for an accumulated sick leave benefit obligation.  The liability has been accounted for retroactively without restatement of prior periods.

This document contains forward-looking statements which may be identified by their use of words like “plans,” “expected,” “will,” “project,” “estimated,” “forecast” or other words of similar meaning.  All statements that address expectations or projections about the future are forward-looking statements.  Forward-looking statements are based on certain assumptions and expectations of future events.  It cannot be guaranteed that these assumptions and expectations are accurate or will be realized.

The Canadian Dollar

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions.

Recent high and low exchange rates for the Canadian dollar in terms of United States cents are as follows:

	2008	2009	2010	2011	2012	2013*

High	102.89	97.16	100.54	105.83	102.99	105.99
Low	77.11	76.92	92.78	94.30	95.99	98.39

Source: Bank of Canada - noon rate.
* First eleven months only.

i

PROVINCE OF SASKATCHEWAN
Summary Economic and Financial Statistics

The following information is qualified in its entirety by the more detailed information contained in this document.  See also AGeneral Revenue Fund Supplementary Financial Information - Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Position” commencing on page 33 for a discussion of the Provincial Auditor=s report accompanying the General Revenue Fund=s financial statements as at March 31, 2013, and for the year then ended.

						Compound
	Calendar Year Ended December 31					Annual
						Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(Millions)
Economy
Gross Domestic Product at Current
Market Prices *	$67,826	$60,150	$63,427	$73,469	$77,925	3.5%
Farm Cash Receipts	$9,427	$9,244	$9,117	$11,044	$11,838	5.9
Mineral Sales	$23,764	$14,461	$17,985	$21,290	n.a	n.a.
Manufacturing Shipments	$13,181	$11,210	$10,656	$12,447	$14,188	1.9
Exports *	$48,181	$40,157	$43,085	$51,051	$52,048	1.9
Personal Income *	$31,606	$31,723	$32,863	$36,409	$38,717	5.2
Population at July 1 (Thousands)	1,017	1,035	1,051	1,066	1,088	1.7
Unemployment Rate	4.1%	4.8%	5.2%	5.0%	4.7%	n.a.
Change in Consumer Price Index 1	3.2%	1.1%	1.4%	2.8%	1.6%	n.a.
1 2002 = 100
n.a. = not applicable
* = compound annual growth rate from 2008-2012
Source: Saskatchewan Bureau of Statistics, Statistics Canada

	Fiscal Year Ended March 31
						Estimate
	2009	2010	2011	2012	2013	2014
	(Millions)
Government Finances - General Revenue Fund
Budgetary surplus (deficit) 1	$2,389	$425	$48	$352	$58	$32
Add (deduct) non-cash items
Amortization of foreign exchange (gain) loss	5	(1)	0	2	0	0
Amortization of Capital Assets	167	146	172	167	176	203
(Gain) Loss on loans and investments	1	3	0	(1)	0	(17)
Net change in non-cash operating activities	(115)	227	(383)	(317)	(83)	68
Earnings retained in sinking funds	(79)	(159)	(149)	(166)	(109)	(40)
Capital Activities
Cash (used for) Acquisition of capital assets	(342)	(348)	(370)	(398)	(489)	(547)
Investing Activities
Cash provided by (used for) investing activities	(1,758)	546	780	94	764	(602)
Cash Provided (Required)	$268	$839	$98	$(267)	$317	$(903)

1      For information concerning the adverse effect on the reported budgetary surplus (deficit) of certain adjustments that are required in the opinion of the Provincial Auditor, see Notes 1-9 to the Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Position for the five years ended March 31, 2013, under “General Revenue Fund Supplementary Financial Information,” commencing on page 32.

ii

	Fiscal Year Ended March 31
	2009	2010	2011	2012	2013
	(Millions)
Debt - General Revenue Fund
Gross Debt	$11,066	$10,690	$10,550	$10,911	$11,014
Less: Equity in Sinking Funds	(3,364)	(2,697)	(2,432)	(2,641)	(1,835)
Guaranteed Debt	20	17	35	94	132
Total General Revenue Fund Debt	$7,722	$8,010	$8,153	$8,364	$9,311

    In this document statistics for the economy of the Province are set forth on a calendar year basis at current market prices, except as otherwise indicated.  Economic statistics for recent years frequently are preliminary estimates, which are subject to adjustment. Financial statistics and information for the Government=s General Revenue Fund are set forth on a fiscal year basis of April 1 to March 31 of the following year, unless otherwise noted.  Financial statistics and information for provincial Crown corporations are set forth on a fiscal year basis of January 1 to December 31 of the same year, unless otherwise noted.  In this document, compound annual growth rates assume the first year as the base and are computed by distributing the aggregate amounts of growth during the period.

iii

PROVINCE OF SASKATCHEWAN

Introduction

The Province of Saskatchewan (Saskatchewan or the Province) was established as a province of Canada in 1905.  Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west.  The Province shares its 650 kilometre southern border with the American states of North Dakota and Montana and its 450 kilometre northern border with the Northwest Territories of Canada.  With a 1,250 kilometre distance from north to south, Saskatchewan covers an area of 652,330 square kilometres.

The sparsely populated northern third of the Province is part of Canada=s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes.  A sizeable commercial forest region is located across the entire central part of Saskatchewan.  The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province=s population resides.  About one-half of all of Canada=s cultivated farm land is located in Saskatchewan.

The population of Saskatchewan was approximately 1,108,303 on July 1, 2013, compared with approximately 1,087,546 on July 1, 2012 and 996,431 on July 1, 2003.  The Province=s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 226,312 on July 1, 2012, and Saskatoon, with a population of approximately 284,008 as of the same date.

The climate of Saskatchewan is generally dry with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan=s population, area and climate.

Saskatchewan Statistics

Population		Area
1,108,303 (July 1, 2013)		Land:
		●	570,700 square kilometres (220,350 square miles)
Major Urban Centres
Regina		Fresh Water:
● Capital of Saskatchewan		●	81,630 square kilometres
● 226,312 (July 1, 2012)*			(31,520 square miles)
Saskatoon		Total:
● Centre for Saskatchewan's resource-based and advanced technology industries		●	652,330 square kilometres (251,870 square miles)
● 284,008 (July 1, 2012)*		Farm Land:
		●	268,655 square kilometres (103,730 square miles)
Population Density		Cultivated Farm Land:
1 person per 0.66 square kilometre (0.25 per square mile)		●	202,470 square kilometres (78,170 square miles)
Commercial Forests:
Mean Temperatures Range (Regina)		●	126,300 square kilometres (48,760 square miles)
January	-11to -22 degrees Celsius
July	26 to 12 degrees Celsius

Mean Precipitation (Regina)
January	15millimetres
July	59millimetres
Year	364millimetres

*   Post-census adjusted data for 2013 for Regina and Saskatoon are not yet available.
Sources:     Saskatchewan Bureau of Statistics, Statistics Canada.

Constitutional Framework of Canada

Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments.  Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the Constitution) from the United Kingdom to Canada.

Various constitutional issues have been under discussion in Canada for a number of years.  On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits.  Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation.  Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation.  Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation.  Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance.  It also has authority over matters not assigned to the provincial legislatures.

Provincial Government

The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly.  The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General in turn is appointed by a commission under the Great Seal of Canada.  The Executive Council, which includes the Premier and the Ministers of Ministries of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government.  Members of the Executive Council hold seats in the Legislative Assembly.

Saskatchewan=s Legislative Assembly has 58 seats and is elected for a term of five years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles.  The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier.  The most recent Provincial election was held on November 7, 2011, and resulted in a majority for the Saskatchewan Party as the Government of Saskatchewan.  The representation in the Legislative Assembly at November 30, 2011 was as follows:  Saskatchewan Party, 49 seats; and, New Democratic Party, 9 seats.

OVERVIEW OF THE ECONOMY

Introduction

Saskatchewan has a modern, open and diversified economy.  Approximately two-thirds of the total value of all goods and services produced in the Province are exported.  Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods.  While many of the goods and service producing industries are directly or indirectly related to agriculture and natural resources, the Provincial economy continues to diversify into information age activities such as high technology, bio-technology and financial and other services.  The Province=s abundance of renewable and non-renewable resources has made it the largest producer of wheat, second largest producer of crude oil and third largest natural gas producer in Canada.  Saskatchewan is also one of the world=s leading suppliers of potash and uranium.

Saskatchewan’s economy grew at an annual real rate of 2.0 percent in 2012.  Canada’s real Gross Domestic Product (GDP) increased by 1.7 per cent in the same year.  Saskatchewan’s nominal GDP went up by 6.1 per cent in 2012.

Mining is the largest sector among Saskatchewan’s goods-producing industries.  The dominant mineral products of the Province include crude oil, potash, natural gas and uranium.  The number of oil wells drilled decreased by 9.0 per cent.  The value of natural gas sales decreased by 21.5 per cent as a result of lower natural gas production while the number of gas wells drilled dropped from 50 wells in 2011 to 10 wells in 2012.  Potash sales dropped by 12.8 per cent in 2012 primarily reflecting weaker sales and lower prices.

Manufacturing is the third largest sector of Saskatchewan’s goods-producing industries.  Saskatchewan’s manufacturing sales increased by 14.0 per cent in 2012.

Agriculture is the third largest sector among Saskatchewan’s goods-producing industries.  Saskatchewan farmers harvested 27.6 million tonnes of the major grains and oilseeds in 2012, about 3.0 per cent more than the harvest in 2011.

Saskatchewan farm cash receipts amounted to $11.8 billion in 2012, up 7.2 per cent from 2011.  Realized net farm income, which is the income left with farmers after deducting operating expenses and depreciation costs from farm cash receipts, amounted to $2.57 billion.

Retail sales increased by 7.6 per cent in 2012 while wholesale trade rose by 2.5 per cent in the same year.  New vehicle sales went up by 10.6 per cent in 2012.

Saskatchewan’s employment level increased by 2.1 per cent or 11,000 jobs in 2012.  In Canada, employment increased by 1.2 per cent or 201,500 jobs in the same year.

Saskatchewan’s unemployment rate averaged 4.7 per cent in 2012.  The national unemployment rate averaged 7.2 per cent in the same year.

The inflation rate of the Province, as measured by the rate of increase in the Consumer Price Index, was 1.6 per cent in 2012 compared to Canada’s inflation rate of 1.5 per cent.

    The following table sets forth a summary of economic indicators for Saskatchewan and for Canada for the five years ended December 31, 2012.

Summary of Economic Indicators
						Compound
						Annual
	Calendar Year Ended December 31					Growth Rate
	2008	2009	2010	2011	2012	2008-2012
Gross Domestic Product - Saskatchewan
Current Market Prices (Millions)	$67,826	$60,150	$63,427	$73,469	$77,925	3.5%
Annual Rate of Change	29.4%	(11.3)%	5.4%	15.8%	6.1%	n.a.
Per Capita	$66,669	$58,128	$60,325	$68,898	$71,653	1.8%
Chained 2007 Dollars (Millions)	$55,105	$52,772	$54,596	$57,382	$58,541	1.5%
Annual Rate of Change	5.1%	(4.2)%	3.5%	5.1%	2.0%	n.a.
Per Capita	$54,165	$50,998	$51,925	$53,812	$53,829	(0.2	) %

Gross Domestic Product - Canada
Current Market Prices (Millions)	$1,645,974	$1,567,007	$1,662,757	$1,760,011	$1,819,967	3.0%
Annual Rate of Change	5.1%	(4.8)%	6.1%	5.8%	3.4%	n.a.
Per Capita	$49,509	$46,597	$48,897	$51,248	$52,367	1.9%
Chained 2007 Dollars (Millions)	$1,584,306	$1,541,348	$1,593,356	$1,633,640	$1,661,559	1.1%
Annual Rate of Change	1.2%	(2.7)%	3.4%	2.5%	1.7%	n.a.
Per Capita	$47,654	$45,834	$46,856	$47,569	$47,809	0.0%

Consumer Price Index 1
(Annual Percentage Change)
Saskatchewan	3.2%	1.1%	1.4%	2.8%	1.6%	n.a.
Canada	2.4%	0.3%	1.8%	2.9%	1.5%	n.a.

Population (July 1)(Thousands)
Saskatchewan	1,017	1,035	1,051	1,066	1,088	1.6%
Canada	33,246	33,629	34,005	34,343	34,754	1.1%

Unemployment Rate
Saskatchewan	4.1%	4.8%	5.2%	5.0%	4.7%	n.a.
Canada	6.1%	8.3%	8.0%	7.5%	7.2%	n.a.
1 2007 = 100
n.a. = not applicable
Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Gross Domestic Product

Saskatchewan=s real GDP measured in chained 2007 dollars increased at a compound average annual rate of 1.5 per cent in the period from 2008 to 2012.  Measured in current market prices, Saskatchewan=s GDP grew at a compound average annual rate of 3.5 per cent in the same period.  In 2012, Saskatchewan=s real GDP increased by 2.0 per cent.

The following table sets forth the composition of the Province=s GDP both at current market prices and in chained 2007 dollars for the five years ended December 31, 2012.

Gross Domestic Product
						Compound
						Annual
	Year Ended December 31					Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(Millions)

Gross Domestic Product
Current Market Prices
Final Consumption Expenditures	$38,423	$39,972	$42,113	$44,134	$46,130	4.7%
Gross Fixed Capital Formation	15,282	15,582	18,146	20,352	21,673	9.1%
Investment in Inventories	1,762	(881)	(793)	471	566	(24.7)%
Non-Farm	136	(1,199)	(268)	563	1,447	n.a.
Farm	1,626	318	(525)	(91)	(883)	n.a.
Exports of Goods and Services	48,181	40,157	43,085	51,051	52,048	1.9%
Less: Imports of Goods and Services	35,745	34,932	39,077	42,547	42,490	4.4%
Total	$67,826	$60,150	$63,427	$73,469	$77,925	3.5%

Gross Domestic Product
Constant Chained 2007 Dollars
Final Consumption Expenditures	$37,219	$38,050	$39,206	$39,852	$40,851	2.4%
Gross Fixed Capital Formation	14,404	14,288	16,563	18,145	18,873	7.0%
Investment in Inventories	1,237	(450)	(1,036)	486	183	(38.0)%
Non-farm	(72)	(1,055)	(85)	672	1,437	n.a.
Farm	1,172	517	(889)	(104)	(842)	n.a.
Exports of Goods and Services	36,266	34,814	37,170	38,969	39,214	2.0%
Less: Imports of Goods and Services	34,732	34,934	38,440	41,408	41,800	4.7%
Total	$55,105	$52,772	$54,596	$57,382	$58,541	1.5%
n.a. = not applicable
Note:	Components may not add due to use of chained fisher price methodology.
Source:	Saskatchewan Bureau of Statistics.

Capital Expenditure

Gross fixed capital formation increased at a compound average annual rate of 9.1 per cent over the period from 2008 to 2012.

The following table sets forth information on Saskatchewan=s gross fixed capital formation for the five years ended December 31, 2012.

Gross Fixed Capital Formation
						Compound
						Annual
	Year Ended December 31					Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(Millions)

Agriculture 1	$988	$1,416	$1,435	$1,212	$1,218	5.4%
Mining and Oil and Gas Extraction 2	5,354	4,795	6,668	8,318	8,320	11.6
Construction	205	182	236	235	226	2.4
Manufacturing 4	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Transportation & Warehousing 4	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Information and Cultural Services	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Utilities	577	781	903	1,018	1,109	17.7
Retail and Wholesale Trade	436	491	486	519	665	11.1
Finance and Insurance 3	3,441	3,002	3,317	3,991	4,640	7.8
Commercial Services 4	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Institutions	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Public Administration	989	1,345	1,462	1,309	1,337	7.8
Total	$15,282	$15,582	$18,146	$20,352	$21,673	9.1%
1 Includes forestry, fishing, trapping and hunting.
2 Includes oil and natural gas extraction, potash, uranium and other minerals.
3 Includes real estate and other services not shown above.
4 Data are not available due to confidential nature of the information.
Components will not add to total.
Source: Saskatchewan Bureau of Statistics.

Exports and Imports

Crude oil, manufactured goods, grains and potash are Saskatchewan=s principal exports, accounting for 18.3 per cent, 13.2 per cent, 11.6 per cent and 11.0 per cent, respectively, of total exports in 2012.  For the five years ended December 31, 2012, total exports increased by an average of 1.9 per cent per year while imports increased by an average of 4.4 per cent per year.

The following table sets forth details of Saskatchewan=s exports and imports at current market prices for the five years ended December 31, 2012.

Trade with the Rest of Canada and Abroad
							Compound
							Annual
	Year Ended December 31						Growth Rate
		2008	2009	2010	2011	2012	2008-2012
	(Millions)

Exports
Grain		$5,484	$5,273	$4,459	$5,232	$6,016	2.3%
Oil		10,437	6,952	7,830	9,598	9,538	(2.2)
Potash		7,116	2,932	5,327	6,545	5,723	(5.3)
Manufactured Goods		6,637	5,891	5,745	6,133	6,871	0.9
Other		18,507	19,109	19,723	23,542	23,901	6.6
Total Exports	$	$ 48,181	$40,157	$43,085	$51,051	$52,048	1.9%

Imports
Oil		$1,393	$2,347	$3,170	$2,674	$2,215	12.3%
Manufactured Goods		6,822	6,380	6,949	7,659	7,529	2.5
Other		27,530	26,206	28,957	32,215	32,746	4.4
Total Imports		$35,745	$34,932	$39,077	$42,547	$42,490	4.4%
Source: Saskatchewan Bureau of Statistics.

Labour Force and Employment

Saskatchewan=s unemployment rate remained well below the national unemployment rate in 2012.  The national unemployment rate stood at 7.2 per cent in 2012, while Saskatchewan=s unemployment rate was 4.7 per cent in the same year.

In the first eleven months of 2013, Saskatchewan’s seasonally adjusted unemployment rate has averaged 4.0 per cent, compared to the national average unemployment rate of 7.1 per cent over the same period.  Thus far, total employment in the Province has increased by about 18,600 compared with the same period last year.

The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five years ended December 31, 2012.

Labour Force Statistics
						Compound
						Annual
	Year Ended December 31					Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(Thousands, Except Percentages)

Labour Force
Saskatchewan	534	546	553	553	564	1.3%
Canada	18,204	18,329	18,525	18,699	18,876	0.9%

Employed
Saskatchewan	513	519	524	526	537	1.2%
Canada	17,087	16,813	17,041	17,306	17,508	0.6%

Unemployed
Saskatchewan	22	26	29	28	27	5.3%
Canada	1,116	1,516	1,484	1,393	1,368	5.2%

Unemployment Rate
Saskatchewan	4.1%	4.8%	5.2%	5.0%	4.7%	n.a.
Canada	6.1%	8.3%	8.0%	7.5%	7.2%	n.a.

Participation Rate
Saskatchewan	69.6%	70.0%	69.9%	69.2%	69.5%	n.a.
Canada	67.7%	67.1%	67.0%	66.8%	66.7%	n.a.
n.a. = not applicable
Source: Statistics Canada.

    Approximately 24,000 net new jobs were created in the Province in the period from 2008 to 2012.  Construction, business and community services and finance, insurance & real estate were the leaders in terms of job creation during the period in review.

The following table sets forth selected statistics of employment by industry for the Province.

Employment by Industry
						Compound
						Annual
Year Ended December 31						Growth Rate
	2008	2009	2010	2011	2012	2008-2012
(Thousands)

Goods-Producing Industries
Agriculture	41	43	42	40	39	(1.3)%
Mining	25	24	26	25	26	0.5
Construction	36	38	40	40	44	5.3
Manufacturing	31	29	31	27	27	(3.2)
Subtotal	133	135	138	132	136	0.5

Service Industries
Transportation, Communication,
Utilities and Storage	30	25	26	26	26	(3.6)
Wholesale and Retail Trade	83	80	80	82	81	(0.9)
Finance, Insurance and Real Estate	28	29	31	31	30	1.6
Business and Community Services	209	215	216	219	227	2.1
Public Administration	29	31	29	30	31	1.9
Subtotal	380	380	381	389	395	1.0
Total	513	519	524	526	537	1.2%

Note:	Components may not add due to rounding.
Source:	Saskatchewan Bureau of Statistics

Household Income

Saskatchewan primary household income increased at a compound average annual rate of 5.2 per cent over the period from 2008 to 2012. The following table sets forth household income for Saskatchewan for the five years ended December 31, 2012.

Household Income
						Compound
						Annual
	Year Ended December 31					Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(Millions)

Household Income
Compensation of Employees	$22,731	$23,507	$24,530	$26,688	$28,846	6.1%
Net Mixed Income	5,868	5,308	5,250	6,395	6,247	1.6
Net Property Income 1	3,007	2,908	3,083	3,326	3,624	4.8
Primary Household Income	$31,606	$31,723	$32,863	$36,409	$38,717	5.2%
Plus: Current Transfers Received	5,257	5,203	5,369	5,456	5,625	1.7
Less: Current Transfers Paid	8,464	8,644	8,855	9,459	10,233	4.9
Household Disposable Income	$28,399	$28,282	$29,377	$32,406	$34,109	4.7%
1 Includes rent.
n.a. = not applicable
Source: Saskatchewan Bureau of Statistics.

Economic Structure

The following table sets forth Saskatchewan=s real GDP at basic prices by industry for the five years ended December 31, 2012.

Gross Domestic Product at Basic Prices by Industry in Millions of Chained 2007 Dollars

							Compound
	Year Ended December 31					Per Cent	Annual
						of 2012	Growth Rate
	2008	2009	2010	2011	2012	Total	2008-2012
	(Millions)
Goods-Producing Industries
Agriculture, forestry, fishing
and hunting	$3,670	$3,607	$2,920	$3,304	$3,379	6.1	(2.0	) %
Mining 1	12,123	9,741	11,406	12,006	12,005	21.5	(0.2	) %
Utilities	1,144	1,119	1,204	1,211	1,213	2.2	1.5%
Manufacturing	3,323	3,297	3,232	3,406	3,807	6.8	3.5%
Construction	3,514	3,962	4,287	4,542	4,477	8.0	6.2%
Subtotal	$23,774	$21,725	$23,049	$24,470	$24,880	44.6%	1.1%

Services Industries
Transportation and Warehousing	$2,501	$2,495	$2,465	$2,620	$2,704	4.8%	2.0%
Finance, Insurance and
Real Estate	6,585	6,671	6,849	7,115	7,355	13.2%	2.8%
Wholesale and Retail Trade	5,246	4,992	5,316	5,825	6,023	10.8%	3.5%
Business Services	5,363	5,495	5,585	5,765	5,957	10.7%	2.7%
Institutions	5,569	5,739	5,820	5,886	6,012	10.8%	1.9%
Public Administration	2,997	3,111	3,204	3,325	3,407	6.1%	3.3%
Subtotal	$28,261	$28,501	$29,239	$30,536	$31,458	56.4%	2.7%

Real Gross Domestic Product at
Basic Prices	$52,064	$49,656	$51,850	$54,570	$55,791	100.0%	1.7%

1 Includes oil, potash, uranium, natural gas and other minerals.
Note:	Components may not add due to use of chained fisher dollar methodology. GDP at basic prices and GDP at market prics differ by the amount of "indirect taxes net of subsidies on products."
Source:	Statistics Canada.

Agriculture

Based on the 2011 Census of Agriculture, Saskatchewan has 36,952 farms.  With slightly less than half of the total land area of the Province utilized for farming, the Province has approximately half of the cultivated farm land in all of Canada.

Historically, wheat has been Saskatchewan=s largest single grain crop in terms of volume and value.  Between 2003 and 2012, wheat accounted for 29.9 per cent of all crops grown in the Province and represented over half of all the wheat grown in Canada. In 2012, wheat=s share accounted for 32.0 per cent of the total Saskatchewan crop harvest.  Other major grains and oilseeds such as durum, barley and canola accounted for 46.2 per cent of total crop production in 2012.  Specialty crops such as mustard, lentils, peas and others accounted for 21.8 per cent of the total harvest in 2012.

Crop Production

											2003 to 2012
	Calendar Year Ended December 31										10 year
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	Average
	(Millions of Tonnes)

Wheat	7.0	7.8	8.1	8.4	6.0	7.9	8.6	7.0	8.0	8.8	7.8
Durum	3.2	3.8	4.9	2.7	3.0	4.4	4.4	2.6	3.6	3.9	3.6
Barley	4.4	4.7	5.0	3.4	3.9	4.6	4.1	1.9	2.4	2.4	3.7
Canola	2.7	2.9	4.5	3.7	4.2	5.6	6.3	5.7	7.3	6.5	4.9
Specialty Crops1	2.2	3.7	3.8	2.8	3.3	4.1	4.5	4.2	3.4	3.8	3.6
Other2	1.8	1.9	2.6	2.9	3.3	3.2	2.6	1.5	2.1	2.2	2.4
Total	21.1	24.7	28.9	23.8	23.7	29.9	30.4	22.9	26.8	27.6	26.0

1	Includes mustard, sunflowers, lentils, field peas and canary seed.
2	Includes oats, fall rye, spring rye, flax and other mixed grain.
Source:	Statistics Canada.
Note:	Components may not add due to rounding.

    Livestock production is also important in Saskatchewan.  Approximately one-quarter of the total Canadian beef cattle herd is located in the Province.  Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

Farm cash receipts from crop production totalled $9.2 billion in 2012, with wheat, durum and canola accounting for $7.0 billion, or 76.1 per cent, of the year=s total cash receipts from crop sales.  Farm cash receipts from the sale of livestock and livestock products amounted to $1.7 billion in 2012, with cattle and calves accounting for $1.0 billion, or 60.1 per cent, of the year=s total cash receipts from livestock sales.

Total farm cash receipts reached $11.8 billion in 2012, up 7.2 per cent from 2011.

The following table sets forth Saskatchewan=s farm cash receipts for the five years ended December 31, 2012.

Farm Cash Receipts
						Compound
						Annual
	Year Ended December 31					Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(Millions)

Crop Cash Receipts
Wheat and Durum	$2,718	$2,323	$1,705	$2,372	$2,946	2.0%
Canola	2,009	2,348	2,719	3,872	4,056	19.2
Barley	388	257	243	337	281	(7.7)
Other Crops 1	1,902	2,371	2,008	1,608	1,919	0.2
Total Crop Receipts	$7,017	$7,298	$6,675	$8,189	$9,202	7.0

Livestock Cash Receipts
Cattle & Calves	$1,119	$945	$950	$986	$1,014	(2.4)
Hogs	240	174	218	261	265	2.5
Other 2	371	365	363	391	409	2.5
Total Livestock	$1,730	$1,484	$1,530	$1,638	$1,687	(0.6)

Supplementary, Deficiency, Stablization	$680	$462	$912	$1,218	$949	8.7

Total Farm Cash Receipts	$9,427	$9,244	$9,117	$11,044	$11,838	5.9%
1	Includes net deferments.
2	Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.
Note:	Components may not add due to rounding.
Source	Statistics Canada.

Total farm revenue is made up of three components:  crop receipts, livestock receipts and government program payments.  Crop receipts amounted to $9.2 billion in 2012, up 12.4 per cent from 2011 due to higher production and prices.  Farm cash receipts from livestock sales amounted to $1.7 billion in the same year, up 3.0 per cent from 2011.  Government payments in 2012 amounted to $949 million, down 22.1 per cent from the amount provided by both the federal and provincial governments to farmers in 2012.

Saskatchewan=s 2012 realized net farm income amounted to $2.57 billion, compared with $2.54 billion in 2011.  Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

Mining and Petroleum/Natural Gas

In 2011, the total value of mineral sales amounted to $21.3 billion, an increase of 18.4 per cent from the prior year.  Crude oil, natural gas and potash accounted for 92.6 per cent of the total value of mineral sales in 2011.

In the first nine months of 2013, the value of oil production increased by 11.7 per cent while the value of natural gas production rose by 30.5 per cent.  The value of potash sales decreased by 7.7 per cent in the first nine months of 2013.

The following table sets forth Saskatchewan=s value and volume of mineral sales for the five years ended December 31, 2012.

Mineral Sales
						Compound
						Annual
	Year Ended December 31					Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(Millions of Dollars Unless Otherwise Indicated)
Value of Mineral Sales
Oil	$13,329	$8,987	$10,324	$12,369	n.a.	n.a.	%
Natural Gas	1,684	746	639	491	385	(30.8	) %
Potash	7,379	3,067	5,582	6,853	5,972	(5.2	) %
Other 1	1,372	1,661	1,441	1,577	1,450	1.4%
Total	$23,764	$14,461	$17,985	$21,290	n.a.	n.a.	%

Volume of Mineral Sales
Oil (millions of barrels)	161	155	154	158	n.a.	n.a.	%
Natural Gas (millions of cubic metres)	6,102	5,459	4,629	3,942	4,776	(5.9	) %
Potash (thousands of tonnes)	9,894	3,715	9,733	10,009	8,280	(4.4	) %

1	Other includes Uranium, Gold, Sodium Sulphate, Salt, Coal, and Base Metals and Bentonite.
Note:	Components may not add due to rounding.
Source:	Saskatchewan Bureau of Statistics and Saskatchewan Ministry of Energy and Resources.

    Oil.  Saskatchewan is the second largest crude oil producing province in Canada.  Subject to change due to price fluctuations and technology improvements, remaining economically recoverable reserves in the Province are estimated to be 1.2 billion barrels of crude oil.

In 2011, the value of Saskatchewan oil sales increased by 19.8 per cent and the volume of oil sales increased by 2.4 per cent.

Saskatchewan crude oil production is of light, medium and heavy gravity.  The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent).

Both the NewGrade and Husky Upgraders are designed to produce an output of light synthetic crude oil from a feedstock of blended heavy crude oil.  The NewGrade Upgrader has an operating capacity of approximately 55,000 barrels per day while the Husky Upgrader has the capacity to upgrade approximately 82,000 barrels per day.

In addition to local companies, a large number of multinational oil and gas companies are actively involved in exploration and development in the Province.  The oil industry has experienced success with deep drilling discoveries and is adopting technological improvements.  For example, horizontal drilling and screw pump technology can significantly improve recovery rates and lower operating costs for many reservoirs in Saskatchewan.  The oil industry in the Province invested approximately $21.6 billion in the period from 2008 to 2012 exploring for and developing oil reserves.  From 2008 to the end of 2012, 13,900 oil wells were drilled in Saskatchewan.  In 2012, 3,208 oil wells were drilled in the Province.

Natural Gas.  The volume of Saskatchewan natural gas sales decreased by 17.3 per cent in 2012, while the value of natural gas sales decreased by 21.5 per cent.  The natural gas industry in the Province invested approximately $0.4 billion in the period from 2008 to 2012 exploring for and developing natural gas reserves. During this period, 1,623 natural gas wells were drilled.  In 2012, 10 gas wells were drilled in the Province.

Potash.  Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years.  Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

In recent years, Saskatchewan potash production has accounted for about 30 per cent of the world=s output.  Approximately 40 per cent of Saskatchewan=s potash production is exported to the United States with the remaining exported to markets in Asia and Latin America.  The Saskatchewan government implemented changes in 2005 to the potash tax system to promote sales and investment by the potash industry.  As a result of the tax changes and strong demand growth, the potash industry is expected to be one of the main engines of economic growth for the Saskatchewan economy in the future.  The Saskatchewan potash industry is expected to spend close to $14 billion by the end of the current decade, expanding the existing mines in the Province.  There is also the potential for the development of new potash mines.  K+S Potash, the German potash producer, has decided to build a solution mine in Saskatchewan at a cost of $4 billion.  Other new mines could also be constructed.  These expansions of productive capacity are expected to create significant economic spin offs and thousands of permanent and construction jobs in the Province.

Uranium.  In 2012, Saskatchewan was the world’s second largest producer of uranium behind Kazakhstan.  The Athabasca Basin, in northern Saskatchewan, contains the largest, high-grade uranium deposits in the world and has good potential for significant new discoveries.  Uranium was produced at two facilities (McArthur River-Key Lake and Rabbit Lake) located in northern Saskatchewan.

In addition to the existing producing facilities of Rabbit Lake and McArthur River, uranium production is forecast from several other deposits, including McClean Lake, Cigar Lake and Midwest.

McClean Lake, commenced production in 1999.  In 2009, with mining operations having ceased, McClean Lake continued production of stockpiled ore from the Sue E and Sue B deposits and in July 2010 the mill was placed in care and maintenance mode.  Current production plans are to restart the mill once Cigar Lake comes on-stream and other future ore supply sources are being evaluated, including the Caribou and McClean Lake underground deposits.

The McArthur River project began production in 1999 with the ore being processed at the Key Lake mill.  Under regulatory approval, in 2009 the mine was allowed to increase production marginally to cover 2008 reductions during scheduled mill maintenance.  An application to expand production capacity at Key Lake and McArthur River is under regulatory review.

The Rabbit Lake mine returned to production in 2002 following a two-year shutdown. With the identification of additional reserves, production will continue until 2021 while other future ore supply sources continue under evaluation.

Of the future mine production projects, Cigar Lake and Midwest received initial environmental assessment approval in 1998 but did not proceed due to market conditions.  Cigar Lake was granted a full construction license to proceed in 2004.  In 2006 and 2008, Cigar Lake experienced water inflows which flooded the mine. The Cigar Lake Joint Venture recently announced that construction would be complete and the Cigar Lake mine would begin production in the first quarter of 2014.  In 2008 the Midwest project was deferred due to economic conditions.  Midwest was granted environmental approval in 2012 but a production decision has not been made, it is currently forecast to begin production in 2022.  There are many other projects under evaluation including Millenium, Shea Creek, and Roughrider.

Manufacturing

The value of Saskatchewan=s manufacturing shipments reached $14.2 billion in 2012, up 14.0 per cent from 2011.

Manufacturing activity has been traditionally based on agriculture.  Food processing is the largest component of the manufacturing sector, accounting for about 22.7 per cent of total manufacturing activity in 2012.  Saskatchewan=s manufacturing sector also produces farm machinery and chemical products.  The further processing of primary products such as grain, livestock, forest products and oil is a growing component of Saskatchewan=s manufacturing sector.

Saskatchewan=s high technology industry is centred in Saskatoon.  Satellite control technology, telecommunications, data communications and agricultural biotechnology products are produced in the Province for domestic and international sale.

Value of Manufacturing Shipments
						Compound
						Annual
	Year Ended December 31					Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(Millions)

Food Processing	$2,670	$2,378	$2,250	$2,604	$3,223	4.8%
Wood	239	189	219	209	358	10.6%
Metal Fabrication	815	748	619	868	914	2.9%
Machinery	1,204	1,358	1,175	1,283	1,654	8.3%
Chemical Products	1,395	1,286	1,339	1,719	1,944	8.6%
Other	6,858	5,250	5,054	5,764	6,095	(2.9	) %
Total	$13,181	$11,210	$10,656	$12,447	$14,188	1.9%
Note:	Components may not add due to rounding.
Source:	Statistics Canada.

Service Industries

The service industries form the largest component of the Province=s economy.  Services contribute a substantial part of the Province=s economic growth and create the vast majority of jobs.  Services accounted for approximately 73.6 per cent of total employment in the Province in 2012.

This sector is comprised of six industries, namely: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and, public administration.

Of these, the biggest sector in terms of output share and employment is business, personal and community services.  Output from the business, personal and community services sector accounts for one-fifth of the entire economy and approximately four out of ten jobs in the Province.  This segment of the industry consists of:  education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 13.2 per cent of the entire Saskatchewan economy in 2012.  This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

FINANCES OF THE GOVERNMENT

Introduction

The Saskatchewan Government (Government) has general authority for the administration of provincial activities and functions within the Province.  Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under authority of a number of provincial statutes.  Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of funds and provincial Crown corporations.

Funds

The General Revenue Fund financial statements have been designed primarily to provide an accounting of the financial resources appropriated by the Saskatchewan Legislative Assembly.  The General Revenue Fund is the general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise.  Substantially all of the debt of the Government is incurred pursuant to The Financial Administration Act, 1993 and is repayable from the General Revenue Fund.

The General Revenue Fund financial statements are not intended to be summary financial statements that provide a full accounting of the financial affairs and resources of all the entities for which the Government is responsible.  Only those transactions pertaining to the receipt of money from or payment of money to the General Revenue Fund are reflected in these statements.  The financial transactions of other Crown entities, such as provincial Crown corporations, agencies, boards, and commissions, are reported separately from the financial transactions of the General Revenue Fund.  See the AGovernment of Saskatchewan Summary Financial Statements@ contained within Exhibit (e) Volume 1 of the Public Accounts.

    A variety of special purpose and other funds are administered by the Government.  Included within these funds are pension plans, funds held in trust for third parties under various arrangements and special purpose funds.  The assets, liabilities and residual balances of these funds are maintained and reported separately from those of the General Revenue Fund.

The General Revenue Fund=s fiscal year begins on April 1 and ends on March 31.  Revenue and expenses are recorded on an accrual basis except for defined benefit pension plan costs.

During 2012-13, the Government adopted a new standard of accounting for tax revenue recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.  On the Statement of Operations:
●
the Saskatchewan Low-Income Tax Credit is netted against provincial sales taxation revenue, the type of tax revenue for which the credit is providing relief, rather than individual income taxation revenue,

●	penalties and interest collected on tax revenue are recorded separate from tax revenue, and
●	commissions paid to retailers on the collection of taxes are recorded as an expense.

The new tax revenue standard has been applied prospectively, and accordingly, comparative figures have not been restated.

During 2012-13, the Government recorded a liability for an accumulated sick leave benefit obligation.  The liability has been accounted for retroactively without restatement of prior periods.

Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the Government=s planned activities during the fiscal year for the General Revenue Fund.  The estimates of expenses in each fiscal year are voted by the Legislative Assembly, with the exception of those expenses for which provision has been made previously by legislation, such as amounts required to service the debt of the Government.

The accounts and financial statements of the Province are examined by the Provincial Auditor who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

General Revenue Fund Statement of Cash Requirements and Financing

The following table summarizes cash requirements and financing of the General Revenue Fund for the five fiscal years ended March 31, 2013, and the Budget Estimate for fiscal year 2014.

General Revenue Fund Statement of Cash Requirements and Financing

	Fiscal Year Ended March 31
						Estimated
	2009	2010	2011	2012	2013	2014
	(Millions)

Cash Requirements

Operating Activities
Revenue	$12,325	$10,267	$11,061	$11,120	$11,424	$11,607
Expenditures	10,355	10,099	10,965	11,066	11,408	11,543
Transfers (to) from Fiscal Stabilization Fund	0	0	0	0	0	0
Transfers (to) from Saskatchewan Infrastructure Fund	0	0	0	0	0	0
Transfers (to) from Growth and Financial Security Fund	419	257	(48)	298	42	(32)
Budgetary Surplus (Deficit) 1	2,389	425	48	352	58	32
Add (deduct) Non-Cash Items
Amortization of Foreign Exchange (Gain) Loss	5	(1)	0	2	0	0
Amortization of Capital Assets	167	146	172	167	176	203
(Gain) Loss on Loans and Investments	1	3	0	(1)	0	(17)
Net Change in Non-Cash Operating Activities	(115)	227	(383)	(317)	(83)	68
Earnings Retained in Sinking Funds	(79)	(159)	(149)	(166)	(109)	(40)
Cash provided by (used for) Operating Activities	2,368	641	(312)	37	42	246

Capital Activities
Acquisition of Capital Assets	(342)	(348)	(370)	(398)	(489)	(547)

Investing Activities
Receipts	565	1,012	1,037	244	1,252	721
Disbursements	2,323	466	257	150	488	1,323
Cash (required for) provided by
Investing Activities	(1,758)	546	780	94	764	(602)
Cash provided (required)	$268	$839	$98	$(267)	$317	$(903)

Financing Activities
Proceeds from Debt	$32	$509	$183	$80	$592	$1,595
Repayment of Debt	(755)	(867)	(688)	(335)	(1,107)	(957)
Proceeds from (repayment of) Debt	(723)	(358)	(505)	(255)	(515)	638
Increase (decrease) in Deposits Held	209	(198)	7	306	194	185
Decrease (increase) in Cash & Temporary Investments	246	(283)	400	216	4	80
Total Financing	$(268)	$(839)	$(98)	$267	$(317)	$903
1 See Notes 1-9 commencing on page 33.

Fiscal Year 2013 Results

On June 28, 2013, the Minister of Finance released the financial results for the General Revenue Fund (GRF) for the fiscal year ended March 31, 2013.

Total General Revenue Fund revenue of $11,424.5 million for the fiscal year ended March 31, 2013 increased by $304.1 million, or 2.7 per cent, from the previous fiscal year. The increase is primarily due to higher taxation revenue and an increase in transfers from Crown entities. These increases were partially offset by lower non-renewable resources revenue, federal transfers and other own-source revenue.

General Revenue Fund expense (operating expense plus debt-servicing expense) of $11,408.6 million increased by $342.8 million, or 3.1 per cent, over the previous year primarily due to year-over-year increases in Health, Education, Agriculture, Social Services and Government Relations. These increases were partially offset by decreases in Environment, Finance Debt Servicing and the Chief Electoral Officer.

The GRF received a net transfer of $42.0 million from the Growth and Financial Security Fund (GFSF) in fiscal 2013. The net transfer consisted of a $50.0 million transfer from the GFSF to the GRF for highway infrastructure and an $8.0 million transfer from the GRF to the GFSF, representing one-half of the GRF pre-transfer surplus as required by The Growth and Financial Security Act.

As a result, the General Revenue Fund recorded a surplus of $58.0 million for fiscal year 2013, compared to a GRF surplus of $352.3 million for fiscal year 2012.

At March 31, 2013, gross debt of the General Revenue Fund was $11,013.9 million compared to $10,910.8 million at March 31, 2012.  Approximately 46 per cent of the General Revenue Fund's gross debt at March 31, 2013 was incurred for general government purposes while 54 per cent was incurred for and reimbursable from Crown corporations.  Crown corporation debt at March 31, 2013 was incurred for general Crown purposes (15 per cent) and for Government Business Enterprises (85 per cent).  Approximately 97 per cent of the General Revenue Fund's gross debt was denominated in Canadian dollars while about 3 per cent was denominated in United States dollars at March 31, 2013.

During fiscal year 2013, the General Revenue Fund issued and sold $150.6 million in debentures and $71.0 million of short-term debt for general government and redeemed outstanding debentures issued for general government purposes totaling $1,107.5 million.  During the same period, the General Revenue Fund issued and sold $412.1 million in debentures for Crown corporations, increased short term debt by $622.4 million for Crown corporations and redeemed $50.0 million of debentures issued for Crown Corporations.  The General Revenue Fund's sinking funds totaled $1,834.7 million at March 31, 2013. Contributions to the General Revenue Fund's sinking funds amounted to $93.5 million in fiscal year 2013.

Guaranteed debt of the General Revenue Fund was $132.0 million at March 31, 2013, compared to $93.9 million at March 31, 2012.

Fiscal Year 2014 Budget Estimate

On March 20, 2013, the Minister of Finance tabled the Budget Address and Estimates for the fiscal year ending March 31, 2014.

The Budget Estimates for the General Revenue Fund for fiscal year 2014 projected total revenue of $11,607.3 million, total expense of $11,542.5 million, a transfer from the GRF to the GFSF of $32.4 million, and a budgetary surplus of $32.4 million. Net cash required for operations and investments for fiscal year 2013 is estimated to be $903.3 million.

Expense in the 2013-14 Budget is estimated to be up by $346.6 million, or 3.1 per cent, from the 2012-13 Budget. This increase is primarily due to increases in Health, Education, Advanced Education, Social Services and Justice.

2013-14 borrowing requirements are estimated at $1,594.9 million, of which $468.4 million is for the General Revenue Fund and $1,126.5 million is for Crown Corporations.  Debt retirement is estimated at $957.2 million, resulting in an increase in gross debt of $637.7 million.

The 2013-14 Budget estimates public debt (gross debt less equity in sinking funds) at March 31, 2014 to be $10,071.5 million compared to $9,303.4 million forecast at March 31, 2013, an increase of $768.1 million, or 8.3 per cent. Government general debt is estimated to be $3,807.6 million at March 31, 2014, which is unchanged from the forecast at March 31, 2013.  Crown corporation general debt is estimated to be $731.2 million at March 31, 2014 compared with $894.0 million forecast at March 31, 2013, a decrease of $162.8 million or 18.2 per cent.  Government Business Enterprise specific debt is estimated to be $5,532.7 million at March 31, 2014 compared to $4,601.8 million forecast at March 31, 2013, an increase of $930.9 million or 20.2 per cent.

During the period April 1, 2013 to September 30, 2013, the Government issued and sold no debentures and bonds.

The 2013-14 Budget continues reporting Summary Financial Budget details that provide a bottom line forecast for all entities over which the Government has control, such as Crown corporations and other entities. The Budget uses a full accrual accounting model for reporting capital costs in both the GRF and the Summary Financial Statements. Since 2004-05, under this full accrual accounting model, the full cost of capital is no longer included in the expenses within the fiscal year. Rather, the capital is included as part of the Government's assets. The annual cost of using the asset (i.e. amortization) is recognized as an expense in the annual spending.

Fiscal Year 2014 1st Quarter Report

On August 8, 2013, the Minister of Finance released the 1st Quarter Financial Report for the fiscal year ending March 31, 2014. The report forecasts total revenue of $11,619.1 million, total expense of $11,586.1 million, a net transfer to the GFSF of $16.5 million and a budgetary surplus of $16.5 million.

Total GRF revenue is forecast to be up $11.8 million from budget due to a higher forecast for oil and natural gas revenue, partially offset lower forecasts for Crown land sales, Provincial Sales Tax and potash revenue.

Total GRF expense is forecast to be up $43.6 million from budget, primarily for the Provincial Disaster Assistance Program.

Total debt is forecast to be $9.3 billion, up $1,064.1 million from actual 2011-12 due to increases in Crown corporation debt.

General Revenue Fund Revenue

The General Revenue Fund receives revenue from taxes, non-renewable resources, other provincial sources and other governments. The following table provides a breakdown of General Revenue Fund revenue by major source for the five fiscal years ended March 31, 2013, and the Budget Estimate for fiscal year 2014.

General Revenue Fund Revenue1

	Fiscal Year Ended March 31
							Percentage
						Budget	of Total
					Actual	Estimate	Revenue
	2009	2010	2011	2012	2013	2014	2014
	(Thousands)

Taxation
Corporation Income	$591,930	$881,424	$1,155,273	$793,790	$838,275	$986,800	8.5%
Individual Income	1,844,226	1,890,848	1,795,788	1,897,409	2,406,254	2,445,500	21.1
Sales	1,108,628	1,084,001	1,186,992	1,322,161	1,284,893	1,401,400	12.1
Fuel	429,162	441,533	463,147	475,452	495,955	526,100	4.5
Tobacco	199,072	196,868	237,507	242,853	253,353	295,300	2.5
Other	257,977	237,599	292,935	303,642	327,796	336,500	2.9
Total	4,430,995	4,732,273	5,131,642	5,035,307	5,606,526	5,991,600	51.6%

Non-Renewable Resources
Oil	1,616,071	1,294,670	1,274,053	1,528,808	1,283,877	1,441,200	12.4%
Potash	1,364,463	(183,887)	262,540	438,372	364,490	519,900	4.5
Crown Land Sales	928,245	151,455	466,993	235,507	89,060	111,400	1.0
Natural Gas	125,922	40,078	29,741	17,389	11,354	9,600	0.1
Resource Surcharge	458,299	475,632	360,848	452,807	627,675	488,800	4.2
Other	119,408	132,676	133,624	149,074	139,413	99,700	0.9
Total	4,612,408	1,910,624	2,527,799	2,821,957	2,515,869	2,670,600	23.0%

Transfers from Government
Entities and Other Revenues
Crown Investments Corporation	0	185,000	266,000	110,000	312,000	180,000	1.6%
- Special dividend	365,000	570,000	213,500	130,000	3,000	16,600	0.1
Liquor & Gaming Authority	446,652	429,924	437,063	465,917	478,090	491,800	4.2
Other Enterprises and Funds	39,564	64,172	48,119	75,628	105,132	60,300	0.5
Motor Vehicles Fees	151,143	158,303	161,093	173,151	183,121	183,300	1.6
Other Licences and Permits	36,607	34,587	29,425	25,414	27,249	26,200	0.2
Sales, Services, and Service Fees	101,885	110,555	132,073	132,039	112,992	132,800	1.1
Commercial operations	86,567	87,771	91,874	99,511	82,098	0	0.0
Interest, premium, discount and
exchange	187,957	237,372	209,704	241,336	164,171	89,400	0.8
Other	157,330	141,844	212,138	83,793	162,902	136,300	1.2
Total	1,572,705	2,019,528	1,800,989	1,536,789	1,630,755	1,316,700	11.3%

Transfers from the
Federal Government
Canada Health Transfer	823,496	819,262	795,422	846,771	933,400	959,200	8.3%
Canada Social Transfer	338,301	334,976	342,626	352,420	366,968	377,900	3.3
Other	547,167	449,795	462,200	527,187	370,971	291,300	2.5
Total	1,708,964	1,604,033	1,600,248	1,726,378	1,671,339	1,628,400	14.0%

Total Revenue	$12,325,072	$10,266,458	$11,060,678	$11,120,431	$11,424,489	$11,607,300	100.0%
1 See "General Revenue Fund Statement of Operations and Accumulated Deficit" commencing on page 35.

Total General Revenue Fund revenue for 2013-14 is estimated at $11,607.3 million, an increase of $316.4 million, or 2.8 per cent, from the 2012-13 Budget Estimate. The increase is due to higher taxation revenue, transfers from Crown entities and federal transfers.  These increases are partially offset by lower non-renewable resources revenue and other own-source revenue.

Taxation. Provincial taxes include personal and corporate income taxes, sales tax, tobacco tax, fuel tax and other taxes, including liquor consumption, corporate capital and insurance premiums taxes. Tax revenue is estimated to total $5,991.6 million, or 51.6 per cent, of total General Revenue Fund revenue for fiscal 2014, an increase of $676.6 million, or 12.7 per cent, from the fiscal 2013 estimate. Increases are expected for all tax categories, with the largest increases expected in personal and corporate income taxes.

Non-Renewable Resources. Non-renewable resource revenue is collected by the Government in respect of the production and sale of crude oil, natural gas, potash, uranium, other minerals, as well as the sale of Crown petroleum and natural gas rights (Crown land sales). Non-renewable resource revenue is estimated to total $2,670.6 million, or 23.0 per cent, of General Revenue Fund revenue for fiscal 2014, a decrease of $477.7 million, or 15.2 per cent, from the fiscal 2013 estimate.

Transfers from Government Entities and Other Revenues. Transfers from Government entities and other revenues include dividends from provincial Crown Entities, motor vehicle fees, charges for service, interest earnings, licenses and permits, and other miscellaneous revenues. These revenues of the Province are estimated at $1,316.7 million, or 11.3 per cent, of General Revenue Fund revenue for fiscal 2014, an increase of $76.0 million, or 6.1 percent, from the fiscal 2013 estimate.  The increase is primarily due to higher transfers from Crown Entities, partially offset by lower interest earnings.

Transfers from Crown Entities are principally from the Crown Investments Corporation of Saskatchewan (CIC) and the Saskatchewan Liquor and Gaming Authority (SLGA). The Government determines the timing and level of transfers from CIC to the extent of available income or surplus. The 2013-14 Budget Estimate includes a CIC regular dividend of $180.0 million and a special dividend of $16.6 million, as compared to a $150.0 million regular dividend and a $3.0 million special dividend in the 2012-13 Budget Estimate. The transfer from SLGA represents SLGA net income for the year. In 2013-14 this amount is estimated to be $491.8 million, an increase of $51.9 million from the 2012-13 Budget Estimate.

Transfers from the Federal Government. Transfers from the Government of Canada consist of payments made to the Province to assist in financing a number of programs. Transfer payments from the federal government are estimated to total $1,628.4 million in fiscal 2014, an increase of $41.5 million, or 2.6 per cent from the fiscal 2013 estimate. Transfers from the Government of Canada are estimated to represent 14.0 per cent of General Revenue Fund revenue in 2013-14.

Unconditional federal transfer payments made under the Canada Health Transfer (CHT) and Canada Social Transfer (CST) are authorized by The Federal-Provincial Fiscal Arrangements Act, 1977. These federal programs provide "block funding" to all provinces in support of health care, post-secondary education and social assistance. There is no link between provincial expenditures and these transfers. Combined, these transfers are expected to be $1,337.1 million for fiscal 2014, an increase of $70.5 million, or 5.6 per cent, from the fiscal 2013 estimate.

The 2013-14 CHT Budget Estimate is $959.2 million ($56.3 million higher than the 2012-13 Budget Estimate) and the 2013-14 CST estimate is $377.9 million ($14.2 million higher than the 2012-13 Budget Estimate). The increases are primarily due to legislated increases in the total federal allocations (6% for CHT and 3% for CST), combined with an increase in Saskatchewan’s projected share of the national population.

Saskatchewan did not receive an Equalization payment from the federal government in 2012-13 and will again not be a recipient province in 2013-14 due to the strength of the Province's natural resource revenue and other revenues as compared to the national average.

Other federal transfers in fiscal 2014 are estimated at $291.3 million, $29.0 million lower than the fiscal 2013 Budget Estimate. The decrease is primarily related to an expected decrease in federal disaster assistance funding and the wind-up of several federal-provincial stimulus and major infrastructure cost-share programs.

General Revenue Fund Expense

The following table provides a breakdown of the General Revenue Fund expense on government programs and services for the five fiscal years ended March 31, 2013, and includes the Budget Estimate for fiscal year 2014.

General Revenue Fund Expense1, 2
(unaudited)

	Fiscal Year Ended March 31
							Percentage
						Budget	of Total
					Actual	Estimate	Expense
	2009	2010	2011	2012	2013	2014	2014
	(Thousands)

Agriculture	$424,396	$373,246	$482,306	$439,632	$504,065	$406,860	3.5%
Education 3	2,200,752	2,200,456	2,299,065	2,423,439	2,376,211	2,491,200	21.6
Environment	177,129	172,304	213,895	200,169	169,101	163,275	1.4
Finance	290,832	326,558	314,102	358,237	362,849	359,864	3.1
Finance Debt Servicing	520,181	479,962	424,334	411,957	390,790	340,000	2.9
Health	3,976,241	3,934,231	4,547,793	4,400,159	4,575,589	4,841,661	41.9
Highways and Infrastructure	482,400	418,279	427,471	443,479	433,004	423,336	3.7
Justice	135,648	145,293	145,871	149,632	523,401	541,975	4.7
Social Services	676,604	740,087	795,778	787,314	851,499	889,607	7.7
Other Expense	1,470,956	1,308,337	1,314,725	1,451,745	1,222,046	1,084,750	9.4
Total	$10,355,139	$10,098,753	$10,965,340	$11,065,763	$11,408,555	$11,542,528	100.0%

1	See "General Revenue Fund Statement of Operations and Accumulated Deficit" commencing on page 35.
2	During fiscal year 2013, the Government accounced organizational changes that resulted in responsibility for certain functions being transferred between ministries. Expense figures for prior years have not been restated.
3	Includes the Ministries of Advanced Education and Education (including Teachers' Pensions and Benefits)

    In fiscal year 2014, 81.0 per cent of the General Revenue Fund estimated total expense is for transfer payments to individuals (e.g. social assistance) or organizations such as health authorities, school boards, and municipalities for their operating, pension and capital requirements. Government organizations account for 11.9 per cent of the estimated expense, 2.5 per cent is for pensions and benefits and 1.7 per cent is for the amortization of government-owned assets and infrastructure. The remaining 2.9 per cent of the estimated total expense is for debt servicing.

Agriculture. The Ministry's estimated total expense for fiscal year 2014 is $406.9 million, a decrease of $23.7 million, or 5.5 percent, from the fiscal year 2013 estimate. The decrease largely reflects lower funding requirement for the AgriStability program due to lower forecast demand for the program and changes under the federal-provincial Growing Forward 2 program.

Education (includes Advanced Education, Education and Teachers' Pensions and Benefits). The estimated total expense for fiscal year 2014 is $2,491.2 million, an increase of $171.0 million, or 7.4 per cent, from the fiscal year 2013 estimate. The increase reflects an increase for teachers’ pensions and benefits, student supports, post-secondary institutions and K-12 school operating costs.

Environment. The Ministry's estimated total expense for fiscal year 2014 is $163.3 million, a decrease of $2.6 million, or 1.6 per cent, from the fiscal year 2013 estimate. The decrease is largely due to lower wildfire management costs.

Finance. The Ministry's estimated total expense for fiscal year 2014, including public service pensions and benefits, is $359.9 million, an increase of $7.6 million, or 2.2 per cent, from the fiscal year 2013 estimate, primarily due to higher pensions and benefits costs.

Finance Debt Servicing. Costs for servicing government debt for fiscal year 2014 are estimated to be $340.0 million, a decrease of $60.0 million, or 15.0 per cent, from the fiscal year 2013 estimate. The decrease is mainly due to lower government general gross debt levels.

Health. The Ministry's estimated total expense for fiscal year 2014 is $4,841.7 million, an increase of $161.8 million, or 3.5 per cent, from the fiscal year 2013 estimate. The increase primarily reflects higher funding provided to regional health authorities for operating costs, compensation and drugs and medical supplies.

    Highways and Infrastructure. The Ministry's estimated total expense for fiscal year 2014 is $423.3 million, a decrease of $2.4 million, or 0.6 per cent, from the fiscal year 2013 estimate.

Justice. The Ministry's estimated total expense for fiscal year 2014 is $542.0 million, an increase of $27.1 million, or 5.3 per cent, from the fiscal year 2013 estimate due largely to increases in custody, supervisions and rehabilitation programs, as well as higher provincial policing costs.

Social Services. The Ministry's estimated total expense for fiscal year 2014 is $889.6 million, an increase of $37.1 million, or 4.4 per cent, from the fiscal year 2013 estimate. The increase primarily reflects increases for income assistance programs and disability services.

Other Expense. The other category includes expenses for economic development, government relations, aboriginal affairs and ministries serving central government functions. The category’s estimated total expense for fiscal year 2014 is $1,084.8 million, an increase of $31.0 million, or 2.9 per cent, from the fiscal year 2013 estimate.  The increase primarily reflects funding for the provincial nuclear research and development strategy and a grant to the SaskBuilds Corporation.

Transfers To (From) The Growth and Financial Security Fund

The Growth and Financial Security Fund (GFSF), was established with the passage of The Growth and Financial Security Act on May 14, 2008. The purpose of the GFSF is to assist in the achievement of the Government of Saskatchewan's long term objectives by providing for financial security of the Government of Saskatchewan from year to year and to provide a source of funds that are to be available for appropriation to be used for programs of the Government of Saskatchewan identified as promoting or enhancing the economic development of Saskatchewan.

On the coming into force of The Growth and Financial Security Act, the balances in the Fiscal Stabilization Fund ($1,528.9 million) and the Saskatchewan Infrastructure Fund ($105.1 million) were transferred to the Growth and Financial Security Fund.

At March 31, 2013, the GFSF had a balance of $666.3 million. Beginning in fiscal year 2014, the GFSF will be segmented into two components, reflecting the Fund’s dual purpose – (financial) security and growth (economic development).

The following table displays net transfers to and from the GFSF for the five fiscal years ended March 31, 2013 and includes the Budget Estimate for fiscal year 2014. Transfers into the GFSF are shown as a positive number and transfers from the GFSF are shown as a negative number.

Transfers to (from) the Growth and Financial Security Fund1

	Fiscal Year Ended March 31

						Budget
						Estimate
	2009	2010	2011	2012	2013	2014
	(Thousands)

Growth and Financial Security Fund	$(418,930)	$(256,795)	$47,669	$(297,666)	$(42,033)	$0
Growth and Financial Security Fund - Growth	N/A	N/A	N/A	N/A	N/A	32,386
Growth and Financial Security Fund - Security	N/A	N/A	N/A	N/A	N/A	0
1	Beginning in 2014, the Growth and Financial Security Fund is segmented into two components.

Transfers To (From) The Fiscal Stabilization Fund

The 2000-01 Budget established the Fiscal Stabilization Fund (FSF) to safeguard the fiscal position of the Province from year to year. The FSF was established through legislation with an initial appropriation from the General Revenue Fund of $775.0 million in fiscal year 2001.

The Growth and Financial Security Act, passed on May 14, 2008, repealed The Balanced Budget Act, The Fiscal Stabilization Fund Act, and The Infrastructure Fund Act. On the coming into force of The Growth and Financial Security Act, the balance in the FSF was transferred to the Growth and Financial Security Fund (GFSF) and the FSF ceased to exist.

    The following table displays transfers to and from the FSF for the five fiscal years ended March 31, 2013. Transfers into the FSF are shown as a positive number and transfers from the FSF are shown as a negative number.

Transfers To (From) The Fiscal Stabilization Fund

	Fiscal Year Ended March 31

	2009		2010	2011	2012	2013
	(Thousands)

Fiscal Stabilization Fund	$(1,528,934	) *	N/A	N/A	N/A	N/A

* Transferred to the GFSF upon the passage of The Growth and Financial Security Act.

Transfers To (From) The Saskatchewan Infrastructure Fund

The Saskatchewan Infrastructure Fund (SIF) was established at mid-year 2006-07 to support the provision of public infrastructure. The SIF was established through legislation with an initial appropriation from the General Revenue Fund of $100.0 million in fiscal year 2007. On the coming into force of The Growth and Financial Security Act, the balance in the SIF was transferred to the GFSF and the SIF ceased to exist.

The following table displays transfers to and from the SIF for the five fiscal years ended March 31, 2013. Transfers into the SIF are shown as a positive number and transfers from the SIF are shown as a negative number.

Transfers To (From) The Saskatchewan Infrastructure Fund

	Fiscal Year Ended March 31

	2009		2010	2011	2012	2013
	(Thousands)

Saskatchewan Infrastructure Fund	$(105,090	) *	N/A	N/A	N/A	N/A

* Transferred to the GFSF upon the passage of The Growth and Financial Security Act.

General Revenue Fund Investing Activities

Investing activities of the General Revenue Fund include loans to and investments in Crown entities and other organizations, individuals and agricultural land held for resale.  Cash provided by investing activities for fiscal year 2013 was $764.5 million as compared to $93.8 million in fiscal year 2012.  Cash used by investing activities for fiscal year 2014 is estimated at $601.6 million.  The changes in both years are related primarily to debt redemption.

Financing and Debt Management

Saskatchewan=s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan securities, changes in deposits held and changes in cash and temporary investments.  Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, Crown corporations as well as for general government purposes (which includes General Revenue Fund operations and other non-Crown corporation agencies).  Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf.  In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for certain purposes such as bonds issued in the name of Crown corporations that are offered for sale to Saskatchewan residents.

At March 31, 2013, gross debt of the General Revenue Fund amounted to $11,013.9 million as compared to $10,910.8 million at March 31, 2012.  Approximately 54 per cent of the gross debt of the General Revenue Fund at March 31, 2013 was reimbursable from and was incurred for Crown corporations.  Approximately 46 per cent of the General Revenue Fund gross debt at March 31, 2013 was incurred for general government purposes.

Approximately 97 per cent of the gross debt of the General Revenue Fund was denominated in Canadian dollars while about 3 per cent was denominated in U.S. dollars at March 31, 2013.  Included in the debt denominated in Canadian dollars are certain financing transactions that involved borrowing in foreign currencies and swapping or hedging the liability into Canadian dollars to eliminate the foreign exchange rate risk to the General Revenue Fund.  (Foreign exchange adjustments resulted in an increase in gross debt of $4.5 million at March 31, 2013, compared to a decrease of $7.5 million at March 31, 2012).

Securities issued and sold include Province of Saskatchewan promissory notes and debentures.  At March 31, 2013, promissory notes and debentures outstanding were $1,386.0 million and $9,627.9 million, respectively.  Promissory notes and debentures outstanding at March 31, 2012, were $692.6 million and $10,218.2 million, respectively.

During fiscal year 2013, the Government issued and sold $150.6 million in debentures and $70.9 million of promissory notes for general government purposes.  During the same period, the Government redeemed outstanding debentures for general government purposes totalling $1,107.5 million.

During the year, $412.1 million in debentures and $622.4 million of promissory notes were issued and sold for the purposes of Crown corporations.  Redemptions of debentures issued for Crown corporations were $50.0 million during fiscal 2013.

The Government=s sinking funds totalled $1,834.7 million at March 31, 2013.  Contributions to the Government=s sinking funds amounted to $93.5 million in fiscal year 2013.

    The following table sets forth the debt of the General Revenue Fund (including guarantees) for the five fiscal years ended March 31, 2013.

	Total Debt1

	At March 31
	2009	2010	2011	2012	2013
	(Thousands)

Promissory Notes
(for the purpose of)
Crown Corporations 2	$154,197	$455,630	$371,254	$622,595	$1,244,968
General Government Purposes 3	0	194,370	215,039	70,062	141,009
Total	154,197	650,000	586,293	692,657	1,385,977

Debentures
(for the purpose of)
Crown Corporations 2	3,802,379	3,807,387	4,066,987	4,381,340	4,743,435
General Government Purposes 3	7,109,217	6,232,638	5,896,603	5,836,822	4,884,485
Total	10,911,596	10,040,025	9,963,590	10,218,162	9,627,920

Gross Debt	11,065,793	10,690,025	10,549,883	10,910,819	11,013,897

Less: Equity in Sinking Funds
(for the purpose of)
Crown Corporations	400,306	410,849	455,405	541,776	614,041
General Government Purposes 3	2,963,931	2,286,526	1,976,416	2,099,294	1,220,677

Total	3,364,237	2,697,375	2,431,821	2,641,070	1,834,718
	7,701,556	7,992,650	8,118,062	8,269,749	9,179,179

Guaranteed Debt	20,305	17,058	35,428	93,854	132,014

Debt plus Guaranteed Debt	$7,721,861	$8,009,708	$8,153,490	$8,363,603	$9,311,193

1	Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.
2	These enterprises are responsible for reimbursing the General Revenue Fund for the repayment of principal and interest.
3	Debt for General Government Purposes is incurred for the general purposes of, and is repayable out of, the General Revenue Fund.

    The following table sets forth the allocation of gross debt of the General Revenue Fund for the five fiscal years ended March 31, 2013.

	Gross Debt by Allocation1

	At March 31
	2009	2010	2011	2012	2013
	(Thousands)

Crown Corporations
Information Services Corporation of Saskatchewan	$13,547	$13,547	$13,547	$9,935	$9,935
Liquor and Gaming Authority	0	0	0	0	125,064
Municipal Financing Corporation of Saskatchewan	39,092	97,660	105,153	137,746	150,289
Saskatchewan Crop Insurance Corporation	50,000	0	0	0	0
Saskatchewan Gaming Corporation	0	6,000	6,000	6,000	6,000
Saskatchewan Housing Corporation	52,004	52,004	52,004	52,004	52,004
Saskatchewan Opportunities Corporation	37,543	34,783	36,684	36,684	36,684
Saskatchewan Power Corporation	2,515,488	2,772,265	2,812,158	3,096,922	3,748,741
Saskatchewan Telecommunications
Holding Corporation	355,600	356,100	436,600	600,800	743,600
Saskatchewan Water Corporation	43,583	54,475	54,912	62,661	59,903
SaskEnergy Incorporated	849,819	876,183	921,183	1,001,183	1,056,183

Total Crown Corporations	3,956,676	4,263,017	4,438,241	5,003,935	5,988,403

General Government Purposes	7,109,217	6,427,008	6,111,642	5,906,884	5,025,494

Gross Debt	$11,065,893	$10,690,025	$10,549,883	$10,910,819	$11,013,897

1	Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.

The following table sets forth the composition of debentures issued and redeemed by the General Revenue Fund for the five fiscal years ended March 31, 2013.

Composition of Debentures Issued and Redeemed1
(unaudited)

	Fiscal Year Ended March 31

	2009	2010	2011	2012	2013
	(Millions)

Total Debentures Issued	$293.8	$105.1	$590.3	$404.2	$562.7
Total Debentures Redeemed	869.8	909.4	654.7	157.1	1,157.5

Increase (Decrease) in Debentures	$(576.0)	$(804.3)	$(64.4)	$247.1	$(594.8)

1	All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

The following table sets forth the composition of outstanding debentures of the General Revenue Fund for the five fiscal years ended March 31, 2013.

Composition of Debentures Outstanding1

	Fiscal Year Ended March 31

	2009	2010	2011	2012	2013
	(Millions)
Debentures Outstanding
To the Public	$10,166.5	$9,294.9	$9,218.5	$9,473.1	$8,882.8
To the Canada Pension Plan	745.1	745.1	745.1	745.1	745.1
Other Obligations	0.0	0.0	0.0	0.0	0.0

Total	$10,911.6	$10,040.0	$9,963.6	$10,218.2	$9,627.9

1	All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

    The Canada Pension Plan (ACPP@) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate.  Prior to January 1, 1998, surplus contributions to the CPP were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government.  The rate of interest charged by the CPP was generally lower than the rate available to the Saskatchewan government in the public market for debt of comparable maturity as CPP rates were based on the federal government long term, public market borrowing costs.

In 1997, the federal government passed legislation which took effect January 1, 1998 and changed the nature of CPP borrowing. The legislation specifies that surplus CPP funds must be invested in a diversified portfolio of securities, at arm=s length from government.  While provinces continue to have access to CPP funds, they are now required to pay rates comparable to their own cost of borrowing, rather than the federal long term rate.

Provincial securities sold to the CPP prior to July 1, 2005 are payable 20 years after their respective dates of issue.  Effective July 1, 2005, no new loan capital is available to provinces.  However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years.

The securities are not negotiable, transferable or assignable.  The securities are callable in whole or in part, before maturity, at the option of the Province.

The following table summarizes various Provincial Government debt indicators at year end for the five fiscal years ended March 31, 2013.

Debt Indicators
(unaudited)

	At March 31

	2009	2010	2011	2012	2013

Total debt of the General Revenue Fund

Per Capita 1	$7,590	$7,740	$7,755	$7,843	$8,562
As a Percentage of Saskatchewan Gross Domestic
Product 2	11.5%	13.6%	12.7%	11.2%	11.9%

Total debt of the General Revenue Fund -
General Government Purpose Portion 3

Per Capita 1	$4,094	$4,018	$3,949	$3,587	$3,516
As a Percentage of General Revenue Fund Revenue	33.8%	40.5%	37.5%	34.4%	33.3%
As a Percentage of Saskatchewan Gross Domestic
Product 2	6.2%	7.0%	6.4%	5.2%	4.9%

Annual Interest Payments on the General
Government Purpose Portion of Gross Debt of
the General Revenue Fund

As a Percentage of General Revenue Fund Revenue	4.2%	4.7%	3.8%	3.7%	3.4%

1	Debt per capita for 2009 through 2013 is calculated by dividing the debt at March 31 by the population of the Province on
July 1 of the same calendar year.
2	Debt as a percentage of Saskatchewan's GDP is calculated by dividing the debt at March 31 by the Province's current GDP for the previous calendar year.
3	Debt of the General Revenue Fund - General Government Purpose Portion does not include debt incurred by the General Revenue
Fund on behalf of Crown entities for which the Crown entities are responsible for reimbursing the General Revenue Fund.

    The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the General Revenue Fund gross debt at March 31, 2013.

Debt Maturity Schedule

Fiscal Year	Canadian	U.S. Dollar Debt	Total
ending March 31	Dollar Debt	(Canadian Dollars) 1	(Canadian Dollars)
		(Thousands)

2014	$2,125,533	$50,780	$2,176,313
2015	946,155	0	946,155
2016	491,870	0	491,870
2017	390,601	0	390,601
2018	233,991	0	233,991
1 - 5 years	$4,188,150	$50,780	$4,238,930

2019-2023	1,633,458	228,510	1,861,968
2024-2028	282,419	0	282,419
2029-2033	1,223,949	0	1,223,949
2034-2038	1,393,647	0	1,393,647
2039-2043	2,012,984	0	2,012,984
After 2043			-
	$10,734,607	$279,290	$11,013,897

1	Debentures repayable in U.S. dollars of $275.0 million have been converted to Canadian dollars at the exchange rate in effect at
March 31, 2013.
(U.S. dollars - $1.0156)

    The following table sets forth the General Revenue Fund gross debt characteristics at March 31, 2013.

Debt Characteristics
(unaudited)

	As a Percentage of Total	Weighted Average Term to Maturity1 (years)	Weighted Average Interest Rate1

Public Debentures2	80.6%	13.95	6.10%
Canada Pension Plan Debentures	6.8%	10.43	4.45%
Promissory Notes	12.6%	0.05	0.98%

Gross Debt	100%		5.34%

1	Weighted by the total principal amount of each loan issue.
2	Includes other debentures.

    Interest on the General Revenue Fund debt amounted to $638.7 million in fiscal year 2013.  Of this amount, $247.9 million was reimbursed by the Crown corporations.  The non-reimbursable portion of gross interest expense was $390.8 million.

Debt guaranteed by the General Revenue Fund amounted to $132.0 million at March 31, 2013, compared to $93.9 million at March 31, 2012.  This increase was due primarily to growth in the loan guarantee pertaining to the Federal Immigrant Investor Program.

The following table sets forth this guaranteed debt for the five fiscal years ended March 31, 2013.

Guaranteed Debt

	At March 31

	2009	2010	2011	2012	2013
	(Millions)

Guaranteed Debt	$20.3	$17.1	$35.4	$93.9	$132.0

    Guaranteed debt is reported net of loss provisions (2013 - $0.1 million; 2012 - $0.7 million; 2011 - $0.1 million; 2010 - $0.3 million; 2009 - $0.6 million).

The change in guaranteed debt between March 31, 2009, and March 31, 2013, is due to a reduction in agriculture-related guarantees offset by a new guarantee pertaining to the Federal Immigrant Investor Program.

Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists.  The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance.  Certain Crown corporations located within the Province are separately authorized to provide guarantees of the debt of others.  Such guarantees are not contingent liabilities of the General Revenue Fund, and the amounts so guaranteed are not included in the above table or in the financial statements of the General Revenue Fund.

    The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC Mineral Interest Corporation pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment.  The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipment and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

Debt Record

The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

The General Revenue Fund financial statements do not disclose the debt of all public entities located within the Province.  Responsibility for a variety of provincial functions and powers has been transferred to local government bodies, including regional health authorities, municipalities, school boards and certain other local authorities.  Regional health authorities may raise money for their purposes through certain service charges.  The authorities have power to borrow money up to a prescribed amount above which the approval of the Minister of Health is required.  Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government.  The Government is not directly or contingently liable for debt incurred by these bodies (with the exception of certain debt of certain regional health authorities), and, relative to the gross debt of the General Revenue Fund and the GDP of the Province, debt incurred by these bodies is not significant.

GENERAL REVENUE FUND SUPPLEMENTARY FINANCIAL INFORMATION

    The information contained in the following tables and notes, except for information marked as unaudited, has been derived from the financial statements of the General Revenue Fund, which have been examined by the Provincial Auditor for the five years ended March 31, 2013.

Government of the Province of Saskatchewan

General Revenue Fund Statement of Financial Position1-7

	At March 31

	2009	2010	2011	2012	2013

	(Thousands of dollars)
Financial Assets

Cash and temporary investments	$575,895	$858,427	$457,912	$241,429	$237,264
Accounts receivable	915,389	855,117	857,866	1,044,887	1,155,064
Deferred charges	14,166	9,775	7,128	3,729	(2,441)
Loans to Crown corporations	520,229	818,751	609,044	556,767	886,484
Other loans	122,454	100,168	91,165	92,131	99,707
Equity investment in Crown Investments
Corporation of Saskatchewan	1,051,152	1,051,152	1,058,889	1,058,889	908,889
Total Financial Assets	3,199,285	3,693,390	3,082,004	2,997,832	3,284,967

Liabilities

Accounts payable and accrued liabilities	1,721,516	1,896,708	1,513,501	1,376,712	1,413,746
Deposits held	594,355	396,122	403,672	709,881	904,223
Unearned revenue	76,454	75,642	91,323	100,387	95,628
Public Debt
Government general debt	4,145,286	4,140,482	4,135,226	3,807,590	3,804,817
Crown corporation general debt	520,229	818,751	609,044	556,767	886,484
Unamortized foreign exchange gain (loss)	(10,503)	3,939	5,231	6,371	5,773
Total Liabilities	7,047,337	7,331,644	6,757,997	6,557,708	7,110,671

Net Debt	(3,848,052)	(3,638,254)	(3,675,993)	(3,559,876)	(3,825,704)

Non-financial Assets
Prepaid expenses	6,902	7,004	11,435	13,789	7,311
Inventories held for consumption	97,345	109,411	120,652	124,096	127,649
Tangible capital assets	2,772,877	2,975,411	3,045,147	3,275,566	3,588,286
Total Non-financial Assets	2,877,124	3,091,826	3,177,234	3,413,451	3,723,246

Accumulated Deficit	$(970,928)	$(546,428)	$(498,759)	$(146,425)	$(102,458)

1
The Government also prepares summary financial statements.  The Government=s summary financial statements provide a full accounting of the financial affairs and resources of all entities for which the Government is responsible.  The financial transactions of the General Revenue Fund and provincial Crown corporations, agencies, boards, and commissions are included in the Government=s summary financial statements. The Government=s summary financial statements are included in Exhibit (e) Volume 1 of the Public Accounts.

2
In her opinion on the 2009, 2010, 2011, 2012 and 2013 General Revenue Fund financial statements, the Provincial Auditor directs the reader to refer to the Government=s summary financial statements to understand and assess the Government=s management of public financial affairs and resources as a whole.

3
The General Revenue Fund’s financial statements for 2009 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:

a.
It is the auditor’s opinion that pension liabilities should be recorded in the financial statements.  Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $5,442 million and, for the year, expenses would increase and surplus would decrease by $355 million.

b.
The Government records transactions between the General Revenue Fund and the Growth and Financial Security Fund as revenue and expense of the General Revenue Fund.  It is the auditor’s opinion that, instead of recording an expense, the financial statements should record an asset equal to the amount it owed or paid to these funds.  Had this been done, financial assets would increase and accumulated deficit would decrease by $1,215 million, and, for the year, the net transfer from the Growth and Financial Security Fund and surplus would decrease by $419 million.

4
The General Revenue Fund’s financial statements for 2010 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:

a.
It is the auditor’s opinion that the liabilities of several pension plans and a disability benefit plan should be recorded in the financial statements.  Had these liabilities been recorded, liabilities and accumulated deficit would increase by $5,783 million and, for the year, expenses would increase and surplus would decrease by $341 million.

b.
The Government records transactions between the General Revenue Fund and the Growth and Financial Security Fund as revenue and expense of the General Revenue Fund.  It is the auditor’s opinion that, instead of recording an expense, the financial statements should record an asset equal to the amount it owed or paid to this fund.  Had this been done, financial assets would increase and accumulated deficit would decrease by $958 million, and, for the year, the net transfer from the Growth and Financial Security Fund and surplus would decrease by $257 million.

5
The General Revenue Fund’s financial statements for 2011 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:

a.
It is the auditor’s opinion that pension liabilities and a disability benefit liability should be recorded in the financial statements.  Had pension liabilities and disability benefit liabilities been recorded, liabilities and accumulated deficit would increase by $6,024 million and, for the year, expenses would increase and surplus would decrease by $241 million.

b.
The Government records transactions between the General Revenue Fund and the Growth and Financial Security Fund as revenue and expense of the General Revenue Fund.  It is the auditor’s opinion that, instead of recording an expense, the financial statements should record an asset equal to the amount it owed or paid to this fund.  Had this been done, financial assets would increase and accumulated deficit would decrease by $1,006 million, and for the year, the net transfer to the Growth and Financial Security Fund would decrease and surplus would increase by $48 million.

6
The General Revenue Fund’s financial statements for 2012 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:

a.
It is the auditor’s opinion that pension liabilities and a disability benefit liability should be recorded in the financial statements.  Had pension liabilities and disability benefit liabilities been recorded, liabilities and accumulated deficit would increase by $6,124 million and, for the year, expenses would increase and surplus would decrease by $100 million.

b.
The Government records transactions between the General Revenue Fund and the Growth and Financial Security Fund as revenue and expense of the General Revenue Fund.  It is the auditor’s opinion that, instead of recording an expense, the financial statements should record an asset equal to the amount it owed or paid to these funds.  Had this been done, financial assets would increase and accumulated deficit would decrease by $708 million, and, for the year, the net transfer from the Growth and Financial Security Fund and surplus would decrease by $298 million.

7
The General Revenue Fund’s financial statements for 2013 are accompanied by a report of the Provincial Auditor which provides an adverse opinion indicating that, given the significance of the following errors, the financial statements do not present fairly the financial position of the General Revenue Fund as at March 31:

a.
It is the auditor’s opinion that pension liabilities and a disability benefit liability should be recorded in the financial statements.  Had pension liabilities and disability benefit liabilities been recorded, liabilities and accumulated deficit would increase by $6,560 million and, for the year, expenses would increase and surplus would decrease by $436 million.

b.
The Government records transactions between the General Revenue Fund and the Growth and Financial Security Fund as revenue and expense of the General Revenue Fund.  It is the auditor’s opinion that, instead of recording an expense, the financial statements should record an asset equal to the amount it owed or paid to these funds.  Had this been done, financial assets would increase and accumulated deficit would decrease by $666 million, and, for the year, the net transfer from the Growth and Financial Security Fund and surplus would decrease by $42 million.

c.
It is the auditor’s opinion that, school divisions, regional health authorities, and universities have an expectation or guarantee that the Government will fund their debt principle and interest payments, thereby creating an obligation and requiring the Government to record a liability and expense for certain entities’ debt.  Had liabilities been recorded, the accumulated deficit as at April 1, 2012 would increase by $169 million, liabilities and accumulated deficit would increase by $270 million, for the year, expenses would increase and surplus would decrease by $101 million.

d.
During the year, the Government recorded the General Revenue Fund’s financial contribution for the construction of schools and long-term care facilities as tangible capital assets of the General Revenue Fund.  It is the auditor’s opinion that the contributions should be recorded by the Government as capital grants rather than tangible capital assets.  Had the General Revenue Fund recorded the contributions as capital grants, tangible capital assets and surplus would decrease and expenses and accumulated deficit would increase by $69 million.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit1

	For the Year Ended March 31

	2009	2010	2011	2012	2013

	(Thousands of dollars)
Revenue

Taxation
Corporation income	$591,930	$881,424	$1,155,273	$793,790	$838,275
Fuel	429,162	441,533	463,147	475,452	495,955
Individual income 2	1,844,226	1,890,848	1,795,788	1,897,409	2,406,254
Provincial sales 2	1,108,628	1,084,001	1,186,992	1,322,161	1,284,893
Tobacco	199,072	196,868	237,507	242,853	253,353
Other	257,977	237,599	292,935	303,642	327,796
Total Taxation	4,430,995	4,732,273	5,131,642	5,035,307	5,606,526
Non-renewable Resources
Crown land sales	928,245	151,455	466,993	235,507	89,060
Natural gas	125,922	40,078	29,741	17,389	11,354
Oil	1,616,071	1,294,670	1,274,053	1,528,808	1,283,877
Potash	1,364,463	(183,887)	262,540	438,372	364,490
Resource surcharge	458,299	475,632	360,848	452,807	627,675
Other	119,408	132,676	133,624	149,074	139,413
Total Non-renewable Resources	4,612,408	1,910,624	2,527,799	2,821,957	2,515,869
Transfers from Government Entities
Crown Investments Corporation of Saskatchewan	0	185,000	266,000	110,000	312,000
- Special dividend	365,000	570,000	213,500	130,000	3,000
Liquor and Gaming Authority	446,652	429,924	437,063	465,917	478,090
Other enterprises and funds	39,564	64,172	48,119	75,628	105,132
Total Transfers from Government Entities	851,216	1,249,096	964,682	781,545	898,222
Other Own-source Revenue
Fines, forfeits and penalties	11,448	13,219	13,170	14,722	20,596
Interest, premiums, discounts and exchange 2, 3	187,957	237,372	209,704	241,336	164,171
Motor vehicle fees	151,143	158,303	161,093	173,151	183,121
Other licences and permits	36,607	34,587	29,425	25,414	27,249
Sales, services and service fees	101,885	110,555	132,073	132,039	112,992
Transfers from other governments	15,010	18,421	15,791	17,163	22,165
Commercial operations	86,567	87,771	91,874	99,511	82,098
Other 4	130,872	110,204	183,177	51,908	120,141
Total Other Own-source Revenue	721,489	770,432	836,307	755,244	732,533
Total Own-source Revenue	10,616,108	8,662,425	9,460,430	9,394,053	9,753,150
Transfers from the Federal Government
Canada Health Transfer	823,496	819,262	795,422	846,771	933,400
Canada Social Transfer	338,301	334,976	342,626	352,420	366,968
Other	547,167	449,795	462,200	527,187	370,971
Total Transfers from the Federal Government	1,708,964	1,604,033	1,600,248	1,726,378	1,671,339

Total Revenue	$12,325,072	$10,266,458	$11,060,678	$11,120,431	$11,424,489

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit (continued)

	For the Year Ended March 31

	2009	2010	2011	2012	2013

	(Thousands of dollars)
Expense

Ministries and Agencies
Advanced Education 5, 6	$893,291	$866,110	$935,426	$859,199	$722,751
Agriculture	424,396	373,246	482,306	439,632	504,065
Central Services 7	12,738	15,215	10,972	9,666	32,687
Central Services - commercial operations 7	81,180	82,030	83,868	80,683	75,625
Corrections, Public Safety and Policing 8, 9	315,083	340,314	390,156	517,971	0
Corrections, Public Safety and Policing
- commercial operations 8	0	0	0	2,383	0
Crown Investments Corporation of Saskatchewan	240,000	0	0	0	0
Economy 6	37,946	40,546	77,621	36,794	256,901
Education	1,307,461	1,334,346	1,363,639	1,564,240	1,653,460
Enterprise and Innovation Programs 6	54,618	22,497	24,114	24,578	0
Enterprise Saskatchewan	6,087	45,406	39,586	41,303	16,046
Environment 6	177,129	172,304	213,895	200,169	169,101
Executive Council 10	8,293	8,478	11,629	11,623	16,111
Finance	290,832	326,558	314,102	358,237	362,849
Finance Debt Servicing	520,181	479,962	424,334	411,957	390,790
First Nations and Metis Relations 6, 8	86,526	86,842	71,630	78,576	0
Government Relations 8, 10	397,388	409,956	363,669	374,946	592,639
Government Relations - commercial operations 8	0	0	0	0	3,156
Health	3,976,241	3,934,231	4,547,793	4,400,159	4,575,589
Highways and Infrastructure	482,400	418,279	427,471	443,479	433,004
Highways and Infrastructure - commercial operations	2,892	3,281	5,925	14,061	3,526
Information Technology Office 7	5,384	11,834	16,744	20,921	0
Information Technology Office - commercial operations 7	1,630	1,574	1,931	2,110	0
Innovation Saskatchewan	0	0	9,818	3,467	6,769
Intergovernmental Affairs	3,519	3,295	0	0	0
Justice 9	135,648	145,293	145,871	149,632	523,401
Labour Relations and Workplace Safety	0	0	0	16,948	17,036
Office of the Provincial Capital Commission 7, 10	0	0	10,166	10,957	0
Office of the Provincial Secretary	4,401	4,879	3,466	3,133	0
Parks, Culture and Sport 6	130,726	129,703	102,289	91,715	99,820
Public Service Commission	35,182	50,229	36,238	37,050	39,451
Saskatchewan Research Council	12,082	15,016	16,633	18,133	18,983
SaskBuilds Corporation	0	0	0	0	2,000
Social Services	676,604	740,087	795,778	787,314	851,499

Legislative Assembly and its Officers
Advocate for Children and Youth	1,529	1,628	1,648	1,922	1,941
Chief Electoral Officer	1,166	1,679	2,023	16,341	2,465
Conflict of Interest Commissioner	145	143	298	128	131
Information and Privacy Commissioner	812	874	964	1,131	1,024
Legislative Assembly	22,429	23,295	23,081	24,186	24,387
Ombudsman	2,085	2,152	2,228	2,885	3,018
Provincial Auditor	7,115	7,471	8,028	8,134	8,330

Total Expense	$10,355,139	$10,098,753	$10,965,340	$11,065,763	$11,408,555

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit (concluded)

	For the Year Ended March 31

	2009	2010	2011	2012	2013

	(Thousands of dollars)

Pre-transfer Surplus	1,969,933	167,705	95,338	54,668	15,934
Transfer to the Growth and Financial Security Fund	(984,967)	(83,853)	(47,669)	(27,334)	(7,967)
Transfer from the Growth and Financial Security Fund	1,403,897	340,648	0	325,000	50,000

Surplus	$2,388,863	$424,500	$47,669	$352,334	$57,967

Accumulated Deficit, Beginning of Year	(3,359,791)	(970,928)	(546,428)	(498,759)	(146,425)
Adjustment for sick leave benefit obligation 11	0	0	0	0	(14,000)

Accumulated Deficit, End of Year	$(970,928)	$(546,428)	$(498,759)	$(146,425)	$(102,458)

1	See Notes 1-7 commencing on page 33.
2	During 2012-13, the Government adopted a new standard of accounting for tax revenue. On the Statement of Operations:
●
the Saskatchewan Low-Income Tax Credit is netted against provincial sales taxation revenue, the type of tax revenue for which the credit it providing relief, rather than individual income taxation revenue,

●	penalties and interest collected on tax revenue are recorded separate from tax revenue, and
●	commissions paid to retailers on the collection of taxes are recorded as an expense.
The new tax revenue standard has been applied prospectively, and accordingly, comparative figures have not been restated.
3	Includes gains on investment sales of $70.2 million (2012 - $127.6 million).
4	Includes reversals and refunds of prior year expenses of $86.2 million (2012 – 21.6 million).
5	For 2011, Advanced Education includes expenses for which administration has been transferred to the Ministry of Labour Relations and Workplace Safety and the Ministry of Social Services.
6
For 2013, Economy assumed responsibility for Enterprise and Innovation Programs, employment and immigration from Advanced Education, business development from Environment, First Nations and Métis economic development from First Nations and Métis Relations and tourism from Parks, Culture and Sport.

7	For 2013, Central Services assumed responsibility for the Information Technology Office and the Saskatchewan Archives Board from the Office of the Provincial Capital Commission.
8	For 2013, Government Relations assumed responsibility for public safety from Corrections, Public Safety and Policing and First Nations and Métis relations from First Nations and Métis Relations.
9	For 2013, Justice assumed responsibility for corrections and policing from Corrections, Public Safety and Policing.
10
For 2013, Executive Council assumed responsibility for a position providing support for the Provincial Secretary from Government Relations and for capital commission operations from the Office of the Provincial Capital Commission.

11	During 2012-13, the Government recorded a liability for an accumulated sick leave benefit obligation. The liability has been accounted for retroactively without restatement of prior periods.

(See accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Change in Net Debt 1

	For the year ended March 31

	2009	2010	2011	2012	2013

	(Thousands of dollars)

Surplus	$2,388,863	$424,500	$47,669	$352,334	$57,967

Tangible Capital Assets
Acquisitions	(349,349)	(388,541)	(390,042)	(411,951)	(513,056)
Amortization	151,521	160,175	179,522	174,971	188,643
Net loss (gain) on disposal	5,153	(13,284)	(7,138)	(7,521)	(9,736)
Net transfers (from) to government organizations	(1,341)	(1,396)	127,737	(682)	(2,427)
Proceeds on disposal	7,082	40,332	19,914	14,304	23,678
Write downs	11,026	180	271	460	178
Net Acquisition of Tangible Capital Assets	(175,908)	(202,534)	(69,736)	(230,419)	(312,720)

Other Non-financial Assets
Net (acquisition) use of prepaid expenses	(217)	(102)	(4,431)	(2,354)	6,478
Net acquisition of inventories held for consumption	(12,076)	(12,066)	(11,241)	(3,444)	(3,553)
Net Acquisition of Other Non-financial Assets	(12,293)	(12,168)	(15,672)	(5,798)	2,925

Decrease (increase) in net debt	2,200,662	209,798	(37,739)	116,117	(251,828)
Net Debt, beginning of year	(6,048,714)	(3,848,052)	(3,638,254)	(3,675,993)	(3,559,876)
Adjustment for sick leave benefit obligation 2	0	0	0	0	(14,000)
Net Debt, End of Year	$(3,848,052)	$(3,638,254)	$(3,675,993)	$(3,559,876)	$(3,825,704)

1	See Notes 1-7 commencing on page 33.
2	During 2012-13, the Government recorded a liability for an accumulated sick leave benefit obligation. The liability has been accounted for retroactively without restatement of prior periods.

(See accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Investing Activities 1

	For the Year Ended March 31

	2009	2010	2011	2012	2013

	(Thousands of dollars)
Receipts

Loans

Information Services Corporation of Saskatchewan	$3,919	$0	$0	$13,547	$0
Municipal Financing Corporation of Saskatchewan	0	0	107	0	0
Saskatchewan Crop Insurance Corporation	50,000	50,000	0	0	0
Saskatchewan Housing Corporation	31,000	0	0	0	0
Saskatchewan Opportunities Corporation	17,985	2,760	11,099	0	0
Saskatchewan Power Corporation	125,000	0	300,000	0	0
Saskatchewan Telecommunications
Holding Corporation	0	0	29,500	0	0
Saskatchewan Water Corporation	2,491	0	8,563	0	2,758
SaskEnergy Incorporated	48,000	0	0	70,000	0
Other	54,440	62,217	59,498	57,662	56,314

Total Loan Receipts	332,835	114,977	408,767	141,209	59,072

Sinking Funds

Contributions	20,261	4,644	5,436	5,828	3,587
Redemptions	81,635	892,655	502,972	96,992	1,039,846

Total Sinking Fund Receipts	101,896	897,299	508,408	102,820	1,043,433

Other Investing Activities
Equity investment in Crown Investments
Corporation of Saskatchewan	130,000	0	120,000	0	150,000
Total Other Investing Activities	130,000	0	120,000	0	150,000

Total Receipts	$564,731	$1,012,276	$1,037,175	$244,029	$1,252,505

(See accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Investing Activities (concluded)

	For the Year Ended March 31

	2009	2010	2011	2012	2013

	(Thousands of dollars)
Disbursements

Loans

Information Services Corporation of Saskatchewan	$0	$0	$0	$9,935	$0
Liquor and Gaming Authority	0	0	0	0	125,064
Municipal Financing Corporation of Saskatchewan	1,062	5,294	0	8,593	447
Saskatchewan Opportunities Corporation	23,684	0	13,000	0	0
Saskatchewan Power Corporation	100,000	260,000	0	0	0
Saskatchewan Telecommunications
Holding Corporation	28,900	600	0	14,200	142,800
Saskatchewan Water Corporation	5,000	10,892	9,000	7,749	0
SaskEnergy Incorporated	170,000	32,500	125,000	0	105,000
Other	48,158	43,300	50,319	57,172	63,601

Total Loan Disbursements	376,804	352,586	197,319	97,649	436,912

Sinking Funds
Contributions	1,913,015	64,558	60,045	52,546	51,114
Redemptions	32,793	48,993	0	0	0
Total Sinking Fund Disbursements	1,945,808	113,551	60,045	52,546	51,114

Total Disbursements	$2,322,612	$466,137	$257,364	$150,195	$488,026

Net (Disbursements) Receipts	$(1,757,881)	$546,139	$779,811	$93,834	$764,479

1	See Notes 1-7 commencing on page 33.

(see accompanying notes)

Government of the Province of Saskatchewan
General Revenue Fund Statement of Cash Flow1

	For the Year Ended March 31

	2009	2010	2011	2012	2013

	(Thousands of dollars)
Operating Activities

Surplus	$2,388,863	$424,500	$47,669	$352,334	$57,967

Non-cash items included in surplus	94,061	(10,122)	23,472	1,268	66,607
Net change in non-cash operating activities	(114,537)	226,875	(383,300)	(317,145)	(82,807)

Cash Provided by (Used for) Operating Activities	2,368,387	641,253	(312,159)	36,457	41,767

Capital Activities
Acquisition of tangible capital assets	(349,349)	(388,541)	(390,042)	(411,951)	(513,056)
Proceeds on disposal of tangible capital assets	7,082	40,332	19,914	14,304	23,678
Cash Used for Capital Activities	(342,267)	(348,209)	(370,128)	(397,647)	(489,378)

Investing Activities

Loan Advances	(376,804)	(352,586)	(197,319)	(97,649)	(436,912)
Loan Repayments	332,835	114,977	408,767	141,209	59,072
Sinking Funds
Contributions for general debt	(1,913,015)	(64,558)	(60,045)	(52,546)	(51,114)
Contributions received for
Crown corporation general debt	20,261	4,644	5,436	5,828	3,587
Redemptions for general debt	81,635	892,655	502,972	96,992	1,039,846
Redemptions disbursed for
Crown corporation general debt	(32,793)	(48,993)	0	0	0
Equity investment in Crown Investments
Corporation of Saskatchewan	130,000	0	120,000	0	150,000

Cash (Used for) Provided by Investing Activities	(1,757,881)	546,139	779,811	93,834	764,479

Financing Activities
Proceeds from general debt	32,005	508,629	182,719	80,200	592,109
Repayment of general debt	(754,791)	(867,047)	(688,308)	(335,536)	(1,107,484)
Increase (Decrease) in deposits held	208,967	(198,233)	7,550	306,209	194,342

Cash (Used for) Provided by Financing Activities	(513,819)	(556,651)	(498,039)	50,873	(321,033)

(Decrease) Increase in Cash and
Temporary investments	(245,580)	282,532	(400,515)	(216,483)	(4,165)
Cash and temporary investments,
beginning of year	821,475	575,895	858,427	457,912	241,429

Cash and Temporary Investments,
End of Year	$575,895	$858,427	$457,912	$241,429	$237,264
1	See Notes 1-7 commencing on page 33.
(see accompanying notes)

Government of the Province of Saskatchewan
General Revenue Fund Notes to the Financial Statements
As at March 31, 2013

1.  Significant Accounting Policies

   Basis of accounting

These financial statements are prepared in accordance with Canadian public sector accounting standards, with the following exceptions:

●	transfers to and from the Growth and Financial Security Fund are included in the determination of surplus for the year; and
●	pension liabilities and a disability benefit liability are not recorded in the financial statements. The General Revenue Fund accounts for defined benefit pension plans and a disability benefit plan on a cash basis.

Reporting entity

The General Revenue Fund is the general fund which receives all revenues unless otherwise specified by law.  Spending from the General Revenue Fund is appropriated by the Legislative Assembly.

Other government entities such as revolving funds, special purpose funds, government business enterprises, and other Crown corporations and agencies report separately in other financial statements.  Only financial transactions to or from these other entities are included in the General Revenue Fund.

Government business enterprises are self-sufficient government organizations that have the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as their principal activity.

The Government=s Summary financial statements, which include the financial activities of the General Revenue Fund and other government entities, are provided separately.

Specific accounting policies

Financial assets

Financial assets are assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations.

Temporary investments are recorded at the lower of cost or market.

Deferred charges include issue costs and net discounts or premiums incurred on the issue of general debt and related derivative instruments.  They are recorded at cost and amortized on a straight-line basis over the remaining life of the debt issue.

Loans to Crown corporations and Other loans generally have fixed repayment terms and are interest bearing.  Promissory notes issued by Crown corporations are recorded at par; all other loans are recorded at cost.  Loans to Crown corporations are presented net of amounts Crown corporations have contributed to sinking funds and net of government business enterprise specific debt.

Equity investment in Crown Investments Corporation of Saskatchewan is an advance to the corporation to form its equity capitalization and is recorded at cost.

Where there has been a loss in value that is other than a temporary decline, loans and equity investments are written down to recognize the loss.

Liabilities

Liabilities are present obligations to individuals and organizations outside of the General Revenue Fund as a result of transactions and events occurring prior to year end, which will be satisfied in the future through the transfer or use of assets or another form of economic settlement. They consist of obligations to provide authorized transfers where eligibility criteria are met, to repay borrowings, to pay for goods and services acquired prior to year-end and to deliver goods or services in the future where payment has been received.  Liabilities include contingencies when it is likely that a liability exists and the amount can be reasonably estimated.

     Unearned revenue consists mainly of revenue for Crown mineral leases and motor vehicle fees that will be earned in a subsequent fiscal year.

     Public debt is recorded at par and is comprised of:

●	Government general debt which is debt issued by the General Revenue Fund to fund government spending;
●	Crown corporation general debt which is debt issued by the General Revenue Fund and subsequently loaned to a Crown corporation; and
●	Government business enterprise specific debt which is debt issued by the General Revenue Fund specifically on behalf of government business enterprises where the government expects to realize the receivables from the government business enterprises and settle the external debt simultaneously.

   On the Statement of Financial Position, public debt is presented net of loans to Crown corporations for government business enterprise specific debt.  Debt servicing costs on the Statement of Operations are presented net of reimbursements of interest for government business enterprise specific debt.

Certain debenture issues require contributions to a sinking fund.  These obligations are recorded at principal less sinking fund balances where applicable.  The General Revenue Fund is reimbursed by Crown corporations for all sinking fund contributions made for debt incurred on their behalf.  Premiums and discounts on long-term investments within these sinking funds are amortized on a constant yield basis.

Debt issues and sinking fund investments held in foreign currencies are converted to the Canadian dollar equivalent at the exchange rate in effect at March 31.

Premiums, discounts and issue costs incurred on general debt are recorded as deferred charges.  Discounts, premiums and commissions on government business enterprise specific debt are netted against reimbursements by these entities.

Unamortized foreign exchange gain or loss includes unrealized foreign exchange gains and losses resulting from conversion of general debt and sinking fund investments held in a foreign currency to the Canadian dollar equivalent at the exchange rate in effect at March 31.  Unrealized foreign exchange gains and losses are amortized on a straight-line basis over the remaining life of the debt issue.  Realized foreign exchange gains and losses resulting from general debt transactions are included in debt servicing costs.

Guaranteed debt includes guarantees by the Minister of Finance made through specific agreements or legislation to pay all or part of the principal and/or interest on a debt obligation in the event of default by the borrower.  Loss provisions on guaranteed debt are recorded as a liability and an expense when it is likely that a loss will occur.  The amount of the loss provision represents the best estimate of future payments net of recoveries.

Non-financial assets

Non-financial assets are acquired, constructed or developed assets that do not normally provide resources to discharge existing liabilities, but instead are normally employed to deliver government services, may be consumed in the normal course of operations and are not for sale in the normal course of operations.

Inventories held for consumption are recorded at cost and are expensed as they are consumed.

Tangible capital assets are recorded at cost and include all amounts directly attributable to the acquisition, construction, development or betterment of the asset but does not include interest.  Tangible capital assets are generally amortized on a straight-line basis over the estimated useful life of each asset.

Revenue

Revenues are recorded on the accrual basis.  For corporate and individual income taxes, cash received from the federal government is used as the basis for estimating the tax revenue.  Government transfers are recognized as revenue in the period during which the transfer is authorized and eligibility criteria are met.

Expense

Expenses are recorded on the accrual basis, except for costs related to defined benefit pension plans and a disability benefit plan which are recorded on the cash basis.  Government transfers are recognized as expenses in the period during which the transfer is authorized and eligibility criteria are met.

Future changes in accounting policies

A number of new standards and amendments to standards issued by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants are not yet effective and have not been applied in preparing these financial statements.  The following standards for governments will become effective as follows:

PS 3260 Liability for Contaminated Sites (effective April 1, 2014), a new standard providing guidance on the recognition, measurement and disclosure of liabilities for the remediation of contaminated sites.

    PS 3450 Financial Instruments (effective April 1, 2015), a new standard establishing guidance on the recognition, measurement, presentation and disclosure of financial instruments, including derivatives.

PS 2601 Foreign Currency Translation (effective April 1, 2015), replaces PS 2600 with revised guidance on the recognition, presentation and disclosure of transactions that are denominated in a foreign currency.

PS 1201 Financial Statement Presentation (effective in the period PS 3450 and PS 2601 are adopted), replaces PS 1200 with revised general reporting principles and standards of presentation and disclosure in government financial statements.

PS 3041 Portfolio Investments (effective in the period PS 3450, PS 2601 and PS 1201 are adopted), replaces PS 3040 with revised guidance on accounting for and presentation and disclosure of portfolio investments.

The Government plans to adopt these new and amended standards on the effective date and is currently analyzing the impact this will have on these financial statements.

2.   Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recognized or disclosed in financial statements is known as measurement uncertainty.  Such uncertainty exists when there is a variance between the recognized or disclosed amount and another reasonably possible amount.

Measurement uncertainty that may be material to these financial statements exists:

●	in corporate and individual income tax revenue of $3,244.5 million (2012 - $2,691.2 million) because final tax assessments may differ from initial estimates on which cash payments are based;
●	in oil and natural gas non-renewable resource revenue of $1,295.2 million (2012 - $1,546.2 million) because of price and production sensitivities in the royalty revenue structures;
●	in resource surcharge non-renewable resource revenue of $627.7 million (2012 - $452.8 million) because the final valuation of resource sales may differ from initial estimates on which instalments are based;
●	in potash non-renewable resource revenue of $364.5 million (2012 - $438.4 million) because actual operating profits may differ from initial estimates;
●	in the Canada Health Transfer and Canada Social Transfer revenue of $1,300.4 million (2012 - $1,199.2 million) because of changes in the economic and demographic conditions in the Province and the country;
●	in agricultural income stability programs expense of $203.6 million (2012 - $83.4 million) because actual program uptake may differ from initial estimates which are based on farm income forecasts; and
●	in the disclosure of liabilities for defined benefit pension plans of $6,552.6 million (2012 - $6,114.4 million) because actual experience may differ from actuarial estimations and assumptions.

   While best estimates are used for reporting items subject to measurement uncertainty, it is reasonably possible that changes in future conditions, occurring within one fiscal year, could require a material change in the amounts recognized or disclosed.

3.   Cash and Temporary Investments

The temporary investments are recorded at $69.1 million (2012 - $110.8 million), consist of investment grade money market securities and are generally for less than 90 days.  Due to the short-term nature, market value approximates cost.

4.   Risk Management of Public Debt

Funds are borrowed in both domestic and foreign capital markets by issuing Government of Saskatchewan securities.  This borrowing activity finances Government operations and the activities of Crown corporations.  These transactions result in exposure to four types of risk: interest rate risk, foreign exchange rate risk, credit risk and liquidity risk.

   To manage these risks, a preference for fixed rate Canadian dollar denominated debt is maintained.  Where market conditions dictate that other forms of debt are more attractive, opportunities are sought to use derivative financial instruments to reduce these risks.  A derivative financial instrument is a contract, the value of which is based on the value of another asset or index.

Interest rate risk is the risk that debt servicing costs will increase due to changes in interest rates.  This risk is managed by issuing debt securities at predominately fixed rates of interest rather than at floating rates of interest.

Floating rate debt is defined as the sum of floating rate debentures, short-term promissory notes, fixed rate debt maturing within one year and Saskatchewan Savings Bonds.  Opportunities are sought to effectively convert floating rate debt into fixed rate debt through the use of interest rate swaps.  There are interest rate swaps on a notional value of debt of $66.0 million (2012 - $66.0 million).  At March 31, 2013, 80.2 per cent (2012 – 83.0 per cent) of the gross debt effectively carried a rate of interest that was fixed for greater than a one-year period.

Gross debt includes floating rate debt of $2,177.7 million (2012 - $1,854.1 million).  A one percentage point increase in interest rates would decrease the surplus by $13.9 million in 2012-13.

Interest rate risk is also managed through the use of bond forward contracts.  At March 31, 2013, obligations existed to sell $300.0 million of 4.00 per cent June 1, 2041 Government of Canada debentures (2012 – nil) for proceeds of $391.4 million (2012 – nil) by October 28, 2013.

Foreign exchange rate risk is the risk that debt servicing costs will increase due to a decline in the value of the Canadian dollar relative to other currencies.  This risk is managed by maintaining a preference for issuing debt that is denominated in Canadian dollars.  Where debt has been issued in foreign currencies, opportunities are sought to effectively convert it into Canadian dollar debt through the use of cross currency swaps.  At March 31, 2013, 97.5 per cent (2012 – 97.5 per cent) of the gross debt is effectively denominated in Canadian dollars.  A one cent change in the value of the U.S. dollar compared to the Canadian dollar from the March 31, 2013 level would have an insignificant effect on debt and debt servicing costs.

   The following foreign-denominated items have been hedged to Canadian dollars using cross currency swaps:

●	debentures totaling 825.0 million U.S. dollars (2012 – 1,225.0 million) fully hedged to $1,051.1 million Canadian (2012 - $1,619.3 million);
●	debentures totaling 300.0 million Swiss francs (2012 – 300.0 million) fully hedged to $274.7 million Canadian (2012 - $274.7 million); and
●	interest payments on debentures of 275.0 million U.S. dollars (2012 - 275.0 million) hedged to Canadian dollars at an exchange rate of 1.2325 (2012 – 1.2325).

In total, there are cross currency swaps on a notional value of debt of $1,939.3 million (2012 - $2,507.5 million).  The effectiveness of these hedges is assessed on an ongoing basis by monitoring the credit ratings of the counterparties to the hedges.

Credit risk is the risk that a loss may occur from the failure of another party to meet its obligations under a derivative financial instrument contract.  This risk is managed by dealing only with counterparties that have good credit ratings and by establishing limits on individual counterparty exposures and monitoring those exposures on a regular basis.  At March 31, 2013, 100 per cent (2012 – 100 per cent) of counterparties held a Standard and Poor’s credit rating of A or higher.

Liquidity risk is a risk that financial commitments will not be met over the short term.  This risk is managed by distributing debt maturities over many years, maintaining sinking funds on long-term debt issues and maintaining adequate cash reserves and short-term borrowing programs as contingent sources of liquidity.

5.  Employee Future Benefits

Pension Plans

The Government sponsors several defined benefit pension plans and a defined contribution pension plan.

Pension fund assets of government-sponsored defined benefit and defined contribution pension plans are invested in fixed income securities, equities, real estate and short-term monetary items.  The investment in Government of Saskatchewan securities is insignificant for all plans.

Defined benefit plans

Defined benefit plans provide benefits based on length of service and pensionable earnings.  A typical defined benefit plan provides pensions equal to 2.0 per cent of a member=s average five years highest salary, multiplied by the years of service to a maximum of 35 years.  Members contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

The two main plans are the Teachers= Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP).  Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan (STC), Anti-TB League Employees Superannuation Plan (ATB) and the Saskatchewan Pension Annuity Fund, an annuity underwriting operation.  Obligations for allowances payable to members of the former Members of the Legislative Assembly Superannuation Fund (MLA) are part of the General Revenue Fund.

Actuarial valuations are performed at least triennially.  An actuary extrapolates these valuations when a valuation is not done in the current fiscal year.  Valuations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality.  These assumptions reflect estimates of expected long-term rates and short-term forecasts.  Estimates vary based on the individual plan.

The accrued benefit obligation is determined using the projected benefit method prorated on services.  Pension fund assets are valued at market related values based on actual market values averaged over a four year period.  In the periods between valuations, the actuary estimates the market related value of pension fund assets using expected long-term rates of return for the individual plans.

The Government is required to match member current service contributions for all plans except the PSSP and Judges.  Separate pension funds are maintained for all plans except the PSSP and the MLA.  The PSSP member contributions are deposited into the General Revenue Fund.  All pension obligations arising under the PSSP and the MLA are paid from the General Revenue Fund.

Information on the defined benefit plans is as follows:

	2013				2012
	TSP	PSSP	Others	Total	Total

Plan status	closed	closed	closed1	n/a	n/a
Member contribution rate (percentage of salary)	7.85	7.00-9.002	5.00-9.002	n/a	n/a
Number of active members	970	285	53	1,308	1,712
Average age of active members (years)	58.0	59.4	58.1	58.3	58.0
Number of former members entitled to deferred pension benefits	4,234	75	8	4,317	4,507
Number of superannuates and surviving spouses	11,498	5,660	2,241	19,399	19,384
Actuarial valuation date	June 30/11	Dec. 31/11	Various	n/a	n/a
Long-term assumptions used
Rate of compensation increase (percentage)	3.50	3.50	3.50	n/a	n/a
Expected rate of return on plan assets (percentage)	5.00	n/a	5.50-5.85	n/a	n/a
Discount rate (percentage)	3.20	3.00	2.70-3.60	n/a	n/a
Inflation rate (percentage)	2.50	2.50	2.50	n/a	n/a
Expected average remaining service life (years)	3.5	0.3	0.9-7.3	n/a	n/a
Post-retirement index (percentage of annual increase in
Consumer Price Index)	80	70	70-75	n/a	n/a

1	Judges is open to new membership; all other plans are closed.
2	Contribution rate varies based on age upon joining the plan.

Based on the latest actuarial valuations, extrapolated to March 31, 2013, the present value of accrued pension benefits and the market related value of pension fund assets are shown in the table below:

(thousands of dollars)	2013				2012
	TSP1	PSSP	Others	Total	Total

Accrued benefit obligation,
beginning of year	5,796,584	2,085,497	373,171	8,255,252	7,361,401
Current period benefit cost	23,397	2,477	6,582	32,456	39,255
Interest cost	205,787	72,791	13,657	292,235	343,018
Actuarial losses	259,067	126,732	26,353	412,152	994,278
Benefit payments	(340,571)	(131,599)	(23,082)	(495,252)	(482,700)
Accrued Benefit Obligation, End of Year	5,944,264	2,155,898	396,681	8,496,843	8,255,252
Plan assets, beginning of year	751,164	0	216,500	967,664	1,217,380
Employer contributions	208,420	131,156	6,302	345,878	273,829
Employee contributions	4,726	443	589	5,758	8,387
Return on plan assets	37,638	0	10,245	47,883	81,068
Actuarial (losses) gains	0	0	10,445	10,445	(130,300)
Benefit payments	(340,571)	(131,599)	(23,082)	(495,252)	(482,700)
Plan Assets, End of Year 2	661,377	0	220,999	882,376	967,664
	5,282,887	2,155,898	175,682	7,614,467	7,287,588
Unamortized estimation adjustments 3	(905,919)	(126,732)	(29,199)	(1,061,850)	(1,173,143)
Total Pension Liabilities 4	4,376,968	2,029,166	146,483	6,552,617	6,114,445
1	The TSP had an actual rate of return on plan assets of 5.5 per cent (2012 - 1.7 per cent)
2
At March 31, 2013, the market value of plan investments was $875.0 million (2012 - $962.3 million).  Of this amount, 59.2 per cent (2012 - 44.6 per cent) was invested in fixed income securities and 26.2 per cent (2012 - 42.1 per cent) in equity investments.

3
Unamortized estimation adjustments are amortized against the net obligation over periods ranging from 3.5 to 4.0 years for the TSP, 0.3 years for the PSSP, and from 0.9 to 10 years for the other plans.  These represent the expected average remaining service life of active plan members at the time the estimation adjustments arose.

4
Changes in assumptions can result in significantly higher or lower estimates of pension liabilities.  A one percentage point decrease in the discount rate would result in a $787.1 million and $278.1 million increase in the pension liabilities for the TSP and the PSSP respectively, and a one percentage point increase would result in a $643.8 million and $228.5 million decrease in the pension liabilities for the TSP and the PSSP respectively.

Defined contribution plans

Defined contribution plans provide pensions based on accumulated contributions and investment earnings.  Employees contribute a percentage of salary.

The Government sponsors the Public Employees Pension Plan (PEPP), a multi-employer defined contribution plan. Employers are required to provide contributions at specified rates for employee current service.  The General Revenue Fund has fully funded its share of contributions.  The General Revenue Fund also contributes to the Saskatchewan Teachers= Retirement Plan (STRP), sponsored by the Saskatchewan Teachers= Federation.

Information on the defined contribution plans to which the General Revenue Fund contributes is as follows:

	2013			2012
	PEPP	STRP	Total	Total
Plan status	open	n/a	n/a	n/a
Member contribution rate (percentage of salary)	5.00-9.002	n/a	n/a	n/a
Government contribution rate (percentage of salary)	6.00-9.002	n/a	n/a	n/a
Number of active members, all employers	25,930	n/a	25,930	25,454
General Revenue Fund participation
Number of active members	11,969	n/a	11,969	11,854
Member contributions (thousands of dollars)	56,698	n/a	56,698	54,776
Government contributions (thousands of dollars)	60,303	66,779	127,082	124,986

1	The STRP is a contributory defined benefit pension plan. The Government contributes an amount which is set through provincial negotiations.
2	Contribution rate varies based on employee group.

Pension expense

Pensions are accounted for on a cash basis.  The pension liabilities are not recorded in the financial statements.

(thousands of dollars)	2013	2012

Defined benefit plans	345,878	273,829
Defined contribution plans	127,082	124,986

Total Pension Expense	472,960	398,815

Other Employee Future Benefits

The Government provides long-term disability benefits to members of the TSP.  The disability benefit plan liability of $7.4 million (2012 - $9.6 million) is not recorded in the financial statements.  An accumulated sick leave benefit of $14.0 million is recorded in accounts payable and accrued liabilities.

6.    Contingencies

Guaranteed debt

The Minister of Finance has guaranteed the debt of others of $132.0 million (2012 - $93.9 million).

Lawsuits

The Government is involved in various legal actions, the outcome of which is not determinable.  Up to $344.5 million may be paid depending on the outcome of lawsuits in progress.  The lawsuits in progress include aboriginal land claims, claims for damages to persons and property, disputes of taxes and funding and various other legal actions.

7.    Contractual Obligations

Contractual obligations are as follows:

(thousands of dollars)	2014	2015	2016	2017	2018	Thereafter	Total

Construction and acquisition of tangible capital assets	428,501	83,295	11,595	4,503	396	0	528,290
Leases
Capital 1	6,502	6,330	6,073	5,699	5,758	75,938	106,300
Operating	43,034	37,589	28,439	20,832	14,295	50,766	194,955
Computer and satellite service agreements	55,526	24,619	16,324	14,305	9,080	0	119,854
Agriculture research and development	17,811	14,909	12,140	10,348	9,919	4,895	70,022
Beverage container collection and recycling programs	22,752	22,000	22,000	0	0	0	66,752
Economic growth projects	6,649	7,546	7,545	2,465	1,165	13,320	38,690
Other transfers
Capital	2,434	52,090	25,802	162	0	0	80,488
Operating	49,213	21,512	0	0	0	0	70,725
Other	3,373	0	0	0	0	0	3,373
Total Contractual Obligations	635,795	269,890	129,918	58,314	40,613	144,919	1,279,449
1	These financial statements include capital lease obligations of $45.2 million representing aggregate payments of $106.3 million (reported above) net of interest and executor costs of $61.1 million.

    Contractual obligations with no fixed maturity date include rural municipality and school division tax loss compensation of approximately $12.4 million as land achieves reserve status over the course of the agreements.

8.    Related Party Transactions

 Included in these financial statements are transactions with various Saskatchewan Crown corporations, agencies, boards, and commissions related to the General Revenue Fund by virtue of common control by the Government of Saskatchewan.

 Transactions include transfers to related parties of $5,308.5 million (2012 - $5,152.6 million).

 Routine operating transactions with related parties are recorded at the rates charged by those organizations and are settled on normal trade terms.  These transactions include:

●	payments to Saskatchewan Telecommunications Holding Corporation of approximately $22.1 million (2012 - $24.8 million); and
●	taxation and non-renewable resource revenue received from related parties during 2012-13 of approximately $111.5 million (2011-12 - $113.8 million). In addition, Saskatchewan Provincial Sales Tax and Fuel Tax are received from related parties on all taxable purchases.

9.   Trust Funds

   The General Revenue Fund has no equity in trust fund assets.

   Trust fund assets held and administered but not owned by the General Revenue Fund are as follows:

(thousands of dollars)	2013	2012

Pension plans	8,435,470	7,809,106
Public Guardian and Trustee of Saskatchewan	177,922	163,730
Other	93,517	81,900
Total Trust Fund Assets 1	8,706,909	8,054,736

1	Amounts are based on the latest financial statements of the funds closest to March 31, 2013, where available.

10.  Debt Retirement Fund

 This fund was established pursuant to The Growth and Financial Security Act and is an accounting of the surpluses of the General Revenue Fund commencing April 1, 2008.  This Fund has no underlying assets.

(thousands of dollars)	Budget	Actual

Debt Retirement Fund, beginning of year	3,213,366	3,213,366
Surplus for the year	47,493	57,967
Debt Retirement Fund, End of Year	3,260,859	3,271,333

11.  Change in Accounting Policies

 During 2012-13, the Government adopted new standards of accounting for government transfers and tax revenue recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

Government Transfers

 The new government transfers standard has been applied prospectively, and accordingly, comparative figures have not been restated.  The accounting change did not have a significant impact on the current year financial statements.

Tax Revenue

Under the new tax revenue standard, the Saskatchewan Low-Income Tax Credit is netted against provincial sales taxation revenue, the type of tax revenue for which the credit is providing relief, rather than individual income taxation revenue.  Additionally, penalties and interest collected on tax revenue are recorded separate from tax revenue, and commissions paid to retailers on the collection of taxes are recorded as an expense.  The new standard has been applied prospectively, and accordingly, comparative figures have not been restated.  The accounting change has no effect on the current year surplus but results in the reclassification of certain revenues and expenses as follows:

●	an increase in individual income taxation revenue of $84.9 million;
●	a decrease in provincial sales taxation revenue of $82.7 million;
●	an increase of interest revenue of $7.4 million;
●	an increase in penalties revenue of $4.1 million;
●	a decrease in resource surcharge revenue of $4.1 million; and,
●	an increase in goods and services expense of $9.8 million.

12.  Adjustment to Accumulated Deficit

Accumulated Sick Leave Benefit Obligation

During 2012-13, a liability for an accumulated sick leave benefit obligation was reported in accordance with Canadian public sector accounting standards.  The liability was accounted for retroactively without restatement of prior periods and resulted in an increase to accounts payable and accrued liabilities and a decrease to opening accumulated deficit of $14.0 million.

13.  Government Reorganization

On May 25, 2012 and December 12, 2012, the Government announced organizational changes that resulted in responsibility for certain functions being transferred between ministries.

The 2013 budget and actual expenses in the Statement of Operations reflect the organizational changes.

The information below reconciles the 2013 budget and actual expenses presented in the Statement of Operations to the 2013 Estimates approved by the Legislative Assembly.

13. Government Reorganization (continued)

(thousands of dollars)	2013 Budget			2013 Actual
	Approved		Statement of	Approved		Statement of
	Estimates	Adjustments	Operations	Estimates	Adjustments	Operations
Ministries and Agencies
Advanced Education1	890,598	(165,977)	724,621	885,721	(162,970)	722,751
Agriculture	430,777	0	430,777	504,065	0	504,065
Central Services2	14,542	21,022	35,564	13,002	19,685	32,687
Central Services - commercial operations2	0	0	0	72,602	3,023	75,625
Corrections, Public Safety and Policing3 4	374,731	(374,731)	0	445,039	(445,039)	0
Corrections, Public Safety and Policing
- commercial operations3	0	0	0	3,156	(3,156)	0
Economy1	43,037	212,414	255,451	50,618	206,283	256,901
Education	1,596,067	0	1,596,067	1,653,460	0	1,653,460
Enterprise and Innovation Programs1	27,347	(27,347)	0	25,288	(25,288)	0
Enterprise Saskatchewan	33,063	0	33,063	16,046	0	16,046
Environment1	178,462	(180)	178,282	169,101	0	169,101
Executive Council5	16,572	59	16,631	16,111	0	16,111
Finance	351,936	0	351,936	362,849	0	362,849
Finance Debt Servicing	400,000	0	400,000	390,790	0	390,790
First Nations and Métis Relations1 3	81,943	(81,943)	0	79,667	(79,667)	0
Government Relations3 5	386,783	91,716	478,499	432,732	159,907	592,639
Government Relations - commercial operations3	0	0	0	0	3,156	3,156
Health	4,680,168	0	4,680,168	4,575,589	0	4,575,589
Highways and Infrastructure	425,910	0	425,910	433,004	0	433,004
Highways and Infrastructure - commercial operations	0	0	0	3,526	0	3,526
Information Technology Office2	16,681	(16,681)	0	15,343	(15,343)	0
Information Technology Office - commercial operations2	0	0	0	3,023	(3,023)	0
Innovation Saskatchewan	6,769	0	6,769	6,769	0	6,769
Justice4	152,558	362,492	515,050	160,171	363,230	523,401
Labour Relations and Workplace Safety	17,489	0	17,489	17,036	0	17,036
Office of the Provincial Capital Commission2 5	14,715	(14,715)	0	12,634	(12,634)	0
Parks, Culture and Sport1	102,417	(6,129)	96,288	107,984	(8,164)	99,820
Public Service Commission	38,541	0	38,541	39,451	0	39,451
Saskatchewan Research Council	18,983	0	18,983	18,983	0	18,983
SaskBuilds Corporation	0	0	0	2,000	0	2,000
Social Services	852,725	0	852,725	851,499	0	851,499
Legislative Assembly and its Officers
Advocate for Children and Youth	1,944	0	1,944	1,941	0	1,941
Chief Electoral Officer	2,471	0	2,471	2,465	0	2,465
Conflict of Interest Commissioner	145	0	145	131	0	131
Information and Privacy Commissioner	1,065	0	1,065	1,024	0	1,024
Legislative Assembly	26,067	0	26,067	24,387	0	24,387
Ombudsman	3,075	0	3,075	3,018	0	3,018
Provincial Auditor	8,332	0	8,332	8,330	0	8,330
Total Expense	11,195,913	0	11,195,913	11,408,555	0	11,408,555

1	Economy assumed responsibility for Enterprise and Innovation Programs, employment and immigration from Advanced Education, business development from Environment, First Nations and Métis economics development from First Nations and Métis
Relations and tourism from Parks, Culture and Sport.
2	Central Services assumed responsibility for the Information Technology Office and the Saskatchewan Archives Board from the Office of the Provincial Capital Commission.
3	Government Relations assumed responsibility for public safety from Corrections, Public Safety and Policing and First Nations and Métis relations from First Nations and Métis Relations.
4	Justice assumed responsibility for corrections and policing from Corrections, Public Safety and Policing.
5
Executive Council assumed responsibility for a position providing support for the Provincial Secretary from Government Relations and for capital commission operations from the Office of the Province Capital Commission.

14. Comparative Figures

Certain 2012 comparative figures have been reclassified to conform with the current year’s presentation.  With regard to expenses, the figures are reported on the same basis as the Estimates for the prior year.

DETAIL OF GENERAL REVENUE FUND DEBT
As at March 31, 2013 (unaudited)

A.        Term Debt Issued to the Public

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding

June 17/03	July 17/13	4.75	Canadian	200,000,000
(Non Callable; annual sinking fund)

July 20/93	July 15/13	7.753 7.809 7.375	Canadian Canadian U.S.	228,639,500 97,147,500 50,000,000
($175,000,000 and $75,000,000 U.S. of the 7.375% debenture issue have been swapped into Canadian dollars at an interest rate of 7.753% and 7.809% respectively.  Interest payments on the remaining $50,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 7.912%; Non Callable; annual sinking fund)

July 15/08	July 15/13	2.50	Canadian	2,513,000
(Redeemable annually at the option of the holder or at any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2009)

September 30/03	December 3/13	4.90	Canadian	200,000,000
(Non Callable; annual sinking fund)

March 14/91	April 10/14	10.25	Canadian	583,916,000
(Non Callable; annual sinking fund)

June 22/04	June 3/14	5.25	Canadian	300,000,000
(Non Callable; annual sinking fund)

July 15/09	July 15/14	1.00	Canadian	1,397,500
(Redeemable annually at the option of the holder or at any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2010)

June 3/05	December 3/15	4.25	Canadian	200,000,000
(Non Callable; annual sinking fund)

November 15/05	January 15/16	4.305	Canadian	274,654,700
(The original 2.125% 300,000,000 Swiss Franc debentures have been swapped into Canadian dollars at an interest rate of 4.305%; Non Callable; annual sinking fund)

August 23/06	August 23/16	4.50	Canadian	300,000,000
(Non Callable; annual sinking fund)

September 17/96	September 17/16	8.09	Canadian	6,537,000
(Non Callable; Serial Note payable in annual instalments)

September 5/07	September 5/17	4.65	Canadian	200,000,000
(Non Callable; annual sinking fund)

June 17/04	June 17/19	5.50	Canadian	33,000,000
(After June 17, 2014, this note pays interest at the three month BA rate less 0.245%; Non Callable; annual sinking fund)

August 03/04	June 17/19	5.50	Canadian	26,000,000
(Non Callable; Canadian Medium Term Note)

July 28/10	July 28/20	3.90	Canadian	300,000,000
(Non Callable; annual sinking fund)

December 20/90	December 15/20	9.653 10.08 9.965 9.375	Canadian Canadian Canadian U.S.	65,972,500 126,600,000 128,797,500 45,000,000
($55,000,000, $100,000,000 and $100,000,000 U.S. of the 9.375% debenture issue has been swapped into Canadian dollars at an interest rate of 9.653%, 10.08% and 9.965% respectively; Interest payments on the remaining $45,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.653%. Non Callable; annual sinking fund)

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding

February 26/91	February 15/21	9.254 9.125	Canadian U.S.	147,600,000 80,000,000
($120,000,000 U.S. of this debenture has been swapped into Canadian dollars at an interest rate of 9.254%.  Interest payments on the remaining $80,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.254%; Non Callable; annual sinking fund)

February 4/92	February 4/22	9.60	Canadian	255,000,000
(Non Callable; annual sinking fund)

July 21/92	July 15/22	8.942 8.50	Canadian U.S.	256,320,000 100,000,000
($200,000,000 U.S. of the 8.5% debentures have been swapped into Canadian dollars at an interest rate of 8.942%. Interest payments on the remaining $100,000,000 have been swapped into Canadian dollars at an interest rate of 8.497%; Non Callable; annual sinking fund)

May 30/95	May 30/25	8.75	Canadian	175,000,000
(Non Callable; annual sinking fund)

December 4/98	March 5/29	5.75	Canadian	350,000,000
(Non Callable; annual sinking fund)

March 24/99	March 05/29	5.60	Canadian	60,000,000
(Non Callable; annual sinking fund)

February 17/00	January 25/30	6.25	Canadian	25,000,000
(Non Callable; annual sinking fund)

January 25/00	January 25/30	6.35	Canadian	199,995,000
(Non Callable; annual sinking fund)

December 10/01	September 5/31	6.40	Canadian	550,000,000
(Non Callable; annual sinking fund)

February 13/02	February 13/32	6.30	Canadian	29,954,000
(Non Callable; annual sinking fund)

May 12/03	September 5/33	5.80	Canadian	450,000,000
(Non Callable; annual sinking fund)

June 10/03	September 5/33	5.80	Canadian	104,500,000
(Non Callable; annual sinking fund)

August 12/04	September 5/35	5.60	Canadian	400,000,000
(Non Callable; annual sinking fund)

February 15/05	March 5/37	5.00	Canadian	425,000,000
Non Callable: annual sinking fund)

May 26/06	June 1/40	4.75	Canadian	1,050,000,000
(Non Callable; annual sinking fund)

February 3/12	February 3/42	3.40	Canadian	800,000,000
(Non Callable; annual sinking fund)

September 16/02	September 5/42	5.70	Canadian	50,000,000
(Non Callable; annual sinking fund)

B.        Debentures Issued to Minister of Finance of Canada

Date of Maturity1	Interest Rate %	Amount Outstanding

April 2013-March 2014	3.80	9,800,000
April 2014-March 2015	3.05	59,274,000
April 2015-March 2016	3.40	15,525,000
April 2016-March 2017	4.37	88,778,000
April 2017-March 2018	4.48	33,991,000
April 2018-March 2023	4.96	294,168,000
After March 2023	4.31	243,550,000

Total		$745,086,000

1
Debentures issued to the CPP have a 5-30-year maturity and, are callable in whole or in part at the option of the Province.  The interest rates have been prepared on a weighted average basis.  The debentures are subject in part to annual sinking funds; equity in sinking funds at March 31, 2013 was $77,276,558.

Summary

Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public	$8,603,544
Debentures Issued to Minister of Finance of Canada	745,086
Payable in Foreign Currencies
Term Debt Issued to the Public (converted to Canadian Dollars)	279,290

Term Debt Outstanding	9,627,920
Promissory Notes Outstanding	1,385,977
Gross Debt	$11,013,897

CROWN CORPORATIONS

Introduction

Saskatchewan’s Crown corporations are involved in a broad range of activities including the provision of electricity, natural gas, telecommunications, insurance and other goods and services.  Certain Crown corporations are commercial enterprises intended to be self-sustaining while others receive an annual appropriation or grant to cover costs of administration and other expenses.

Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (GRF).  Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province.  Pursuant to The Financial Administration Act, 1993, all borrowings by Provincial Crown corporations must be approved by the Minister of Finance for Saskatchewan.

Loans and advances to, and investments in, Crown corporations are carried in the financial statements of the GRF at cost.  Loans and equity investments are written down to their estimated net realizable value.

For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups.  Most Crown corporations with commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan, as discussed below.  All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council.

Crown Investments Corporation of Saskatchewan (CIC)

Introduction.  CIC is a Provincial Crown corporation without share capital, established and operating under authority of The Crown Corporations Act, 1993.  CIC is wholly owned by the Government of Saskatchewan.  CIC is responsible for certain Provincial investments including Crown corporations and financial and operating investments.  Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council.  As at December 31, 2012 there were ten corporations so designated.

Fiscal Year 2012 Highlights - Separate Basis.  CIC, as a legal entity, makes investments, borrows money, receives dividends and interest income and pays interest, grants and other expenses.  The results of these transactions are reflected in CIC’s Separate Financial Statements which, unlike the financial statements of the GRF, are based on the calendar year and International Financial Reporting Standards.

Separate net earnings in 2012 were $314.0 million compared to $167.1 million in 2011.  The $146.9 million increase was primarily the result of an increase in dividend revenue of $132.5 million, a decrease in grant funding to subsidiary corporations of $115.0 million, and a decrease in operating, salaries and other administrative expenses of $0.3 million.  This was slightly offset by a decrease in grant funding from the GRF of $100.3 million and a decrease in finance and other revenue of $0.6 million.

The following dividends were declared to CIC in 2012:

Thousands

Saskatchewan Power Corporation (SaskPower)	$120.0
Saskatchewan Telecommunications Holding Corporation (SaskTel)	84.3
SaskEnergy Incorporated (SaskEnergy)	27.2
Saskatchewan Government Insurance (SGI)	52.0
CIC Asset Management Inc.	15.0
Information Services Corporation (ISC)	19.1
Saskatchewan Gaming Corporation (SGC)	21.0
CIC Apex Equity Holdco Inc.	5.0
Saskatchewan Opportunities Corporation (SOCO)	2.8
$346.4

In 2012, CIC expects dividends declared to CIC of $346.4 million (2012 - $213.9 million).

Expenses, including grants to subsidiary corporations and public policy expenditures, were $36.9 million in 2012 (2011 - $152.2 million).  The $115.3 million decrease was mainly due to a decrease in grants to subsidiary corporations of $115.0 million.

CIC’s grant funding is as follows:

●	CIC provided SaskEnergy with $9.8 million (2011 - $12.2 million) as part of the Saskatchewan Energy Share program (EnerGuide for Houses).
●
CIC grant funding to STC of $11.5 million increased from $10.7 million in 2011. Funding for 2012 was comprised of $9.2 million (2011 - $8.7 million) for operations, and $2.3 million (2011 - $2.0 million) to meet capital requirements.

●	Gradworks Inc. received $0.2 million in grants (2011 - $0.4 million) to fund its internship program.
●
In 2011, CIC completed funding for SaskPower’s carbon capture and storage initiative ($100.3 million), SaskTel’s Saskatchewan Rural Infrastructure program ($10.0 million) and SGI’s hybrid vehicle rebate program ($3.0 million).

CIC does not carry any debt.  CIC did not have any asset write-downs in 2012 and 2011.

CIC Economic Holdco Ltd. was established to hold a joint venture interest in Saskatchewan Entrepreneurial Fund  Joint Venture (SEFJV). SEFJV operates as an institutional investment fund focusing on investment in the Province of Saskatchewan and the creation of employment and economic growth and expansion of the small business sector. To December 31, 2012, CIC had invested $3.2 million. The CIC Board has discontinued further capital contributions to SEFJV.

In May 2006, CIC established the First Nations and Métis Fund to improve participation by First Nations and Métis people in the economy by investing in Saskatchewan-based First Nations and Métis businesses.  CIC has committed to provide up to $20 million for the Fund.  In 2011, First Nations and Métis Fund became responsible for the Government of Saskatchewan’s First Nations Business Development Program. The First Nations Business Development Program can invest up to $3.0 million in qualifying First nations businesses.  To December 31, 2012, CIC had invested $8.6 million and committed to fund four additional investments totaling $9.6 million in 2013.  Any further commitment to First Nations and Métis Fund will be restricted to additional funding for existing investments and administrative support.

CIC Apex Equity Holdco Ltd. was established to hold a joint venture interest in Apex Investment Limited Partnership (Apex). On June 25, 2012, CIC, through its wholly-owned subsidiary CIC Apex Equity Holdco Ltd., sold its investment in Apex for proceeds of $24.2 million. The proceeds repaid CIC Apex Equity Holdco Ltd. amounts due to CIC of $19.2 million. The remaining $5.0 million was paid to CIC by redemption of shares and a dividend.

Saskatchewan Immigrant Investor Fund Inc. (SIIF) was established to participate in the Government of Canada’s Immigrant Investor Program (IIP). The Corporation uses IIP funds to deliver the Government of Saskatchewan’s Headstart on a Home program that assists builders and developers in building affordable housing in Saskatchewan.  At December 31, 2012, SIIF had approved loans of approximately $110.0 million in support of creating 712 homes of which 416 were completed or currently under construction.

Gradworks internship program provides recent post-secondary graduates with internships in CIC Crown corporations, providing the graduates job opportunities and valuable work experience that may lead to permanent jobs in the Crowns, or with other Saskatchewan employers. In 2012, CIC provided grant funding of $0.2 million (2011 - $0.4 million) for the administration of Gradworks.

Fiscal Year 2012 Highlights - Consolidated Basis.  The financial statements of CIC are consolidated with the Crown corporations under its purview and other investments to provide the Legislature with financial information relating to the aggregate results of these corporations.  The corporations provide a wide variety of services and sell various commodities in both domestic and international markets.  The diversified nature of the corporations within the consolidated group is such that the operating results are affected by events and conditions occurring throughout the world.

    For the year ended December 31, 2012, CIC reported consolidated net earnings of $478.9 million on total revenues of $4.5 billion, compared to consolidated net earnings of $450.9 million on total revenues of $4.5 billion in 2011. The $28.0 million increase in earnings was mainly due to:

●
SaskPower earnings of $152.9 million decreased by $95.1 million due to increased fuel costs, depreciation and amortization, salaries, wages and short-term employee benefits, losses on disposal of property, plant and equipment and net finance expenses; partially offset by increased revenue from higher sales volumes to Saskatchewan customers and exports to the Alberta market;

●
SaskTel earnings decreased $24.4 million to $129.6 million due to increased earnings in 2011 from the sale of Saskatoon 2 Properties Limited Partnership and Hospitality Network Canada Inc., which provided earnings of $30.7 million;

●
SaskEnergy earnings increased $81.0 million to $106.5 million primarily due to favourable fair value adjustments on natural gas in storage and derivative financial instruments used for gas management activities;

●
SGI earnings increased $81.7 million to $82.1 million due mainly to improved premium growth, higher investment earnings and lower expenses after the record number of spring and summer storm and flood claims and the high number of large property losses experienced in 2011;

●
CIC Asset Management Inc. had a loss of $4.3 million in 2012 versus earnings of $35.3 million in 2011. The difference between years is mainly attributable to 2011 non-recurring environmental remediation and reinsurance liability recoveries totaling $46.7 million;

●	ISC earnings increased $4.0 million to $21.2 million, primarily due to growth in land and personal property registry revenue;
●
SIIF had a loss of $0.2 million in 2012 versus earnings of $1.2 million in 2011. The difference between years is primarily due to the impact of recording fair value adjustments on amounts received from the Government of Canada as required by IFRS; and,

●
CIC (separate) earnings increased $146.9 million to $314.0 million primarily as a result of higher dividend revenue of $132.5 million, a decrease in grant funding to subsidiary corporations of $115.0 million and a decrease in operating and other expenses of $0.3 million. The increases in earnings were offset by a decrease in grant funding from the GRF of $100.3 million and a decrease in finance and other revenue of $0.6 million.

In 2013, CIC expects to declare total dividends of $316.6 million (2012 - $280.1 million) to the GRF and a $143.0 million equity advance repayment. As of August 2013, CIC has repaid $143.0 in equity advances to the GRF and $162.0 in dividends.

During 2012, capital expenditures made by CIC and the Crown corporations under its purview totaled $1,512.0 million compared to $1,123.6 million spent in 2011.  Saskatchewan taxes and fees made by the corporations were $132.1 million in 2012 compared to $126.0 million in 2011.  Total consolidated assets administered by CIC were $13.2 billion as at December 31, 2012, an increase of approximately $1.2 billion from assets under administration at December 31, 2011.

On July 26, 2000, the Saskatchewan Rate Review Panel (Panel) was established.  The Panel advises the Government of Saskatchewan on rate applications proposed by SaskEnergy, SaskPower and the SGI Auto Fund. The Panel reviews each rate application and provides an independent public report on its opinion about the fairness and reasonableness of the rate change, while balancing the interests of the customer, the Crown corporation and the public. The Provincial Cabinet makes the final decision on rate change requests. The Panel considered the following rate applications in 2012:

●	SaskPower system-wide flat rate increase of 4.9% affecting each customer class except the Contact Rate class to be effective January 1, 2013;
●	SaskEnergy commodity rate reduction from $4.55/GJ to $3.82/GJ to be effective April 1, 2012;
●	SaskEnergy delivery rate increase by an average of 6.7% to be effective July 1, 2012; and,
●	Saskatchewan Auto Fund 3.7 per cent overall rate increase and rebalancing to be effective August 4, 2012.

CIC administers ten subsidiary Crown corporations.  Following is a brief commentary on CIC’s major holdings.

Active Crown Corporations

As at December 31, 2012, the following ten Crown corporations were under CIC’s purview:  Information Services Corporation of Saskatchewan, Saskatchewan Gaming Corporation, Saskatchewan Government Insurance, Saskatchewan Opportunities Corporation, Saskatchewan Power Corporation, Saskatchewan Telecommunications Holding Corporation, Saskatchewan Telecommunications (a subsidiary of SaskTel), Saskatchewan Transportation Company, Saskatchewan Water Corporation, and SaskEnergy Incorporated.  Saskatchewan Development Fund Corporation ceased operation on December 31, 2010.  Of these corporations, SaskPower, SaskTel and SaskEnergy are the most significant in terms of assets, liabilities and operating income generated.

Saskatchewan Power Corporation. SaskPower provides the generation, purchase, transmission, distribution and sale of electricity and related products and services.

●	Net earnings of $152.9 million (2011 - $248.0 million) decreased primarily due to higher operating, fuel and depreciation costs.
●
Revenue of $1,862.5 million (2011 - $1,837.6 million) increased largely due to higher Saskatchewan electricity sales. Electricity sales volumes to Saskatchewan customers were 19,497 GWh, up 271 GWh or 1.4 per cent compared to the prior year. Exports increased due to higher sales prices and volumes as a result of increased market opportunities in Alberta. In addition, other revenue decreased as a result of lower customer contributions.

●
Expenses of $1,715.7 million (2011 - $1,598.9 million) increased due to rising operating costs as the result of increased storm activity, additional preventative maintenance costs and spending on various new initiatives. Fuel and purchased power costs were up as a result of an unfavourable change in the fuel mix as lower cost hydro generation was replaced with more expensive natural gas generation. Depreciation expense increased as a result of $1.6 billion in capital investment over the past 2 years.

●
Gross long-term and short-term debt of $3,675.9 million (2011 - $2,958.1 million) increased due to additional borrowings during the year to finance capital expenditures. SaskPower invested $980.9 million (2011 - $624.5 million) in various capital projects including new generation, customer connects and the life extension of existing infrastructure.

●	Dividends declared to CIC were $120.0M (2011 - $Nil).

Saskatchewan Telecommunications Holding Corporation.  SaskTel is the leading full service communications company in Saskatchewan, providing competitive voice, data, dial and high speed internet, entertainment and multimedia services, security, secure electronic transactions, wireless, data storage and web-hosting applications, text and messaging services over a fiber optic based fully digital network.  The Corporation’s major asset is a wholly owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 100 years.  Saskatchewan Telecommunications’ operations are regulated by the Canadian Radio-television and Telecommunications Commission.

●	Earnings for the year were $129.6 million (2011 - $154.0 million) down $24.4 million from 2011, and cash provided by operating activities was $287.5 million (2011 - $250.3 million).
●
Total operating revenues increased to $1,182.4 million (2011 - $1,125.8 million), up $56.6 million from 2011 primarily due to continued strong customer growth in cellular, MaxTM Entertainment, wireless, data and internet services as well as increased demand for these services.

●
Total operating expenses were $1,042.5 million (2011 - $997.5 million), up $45.0 million from 2011 primarily due to increased goods and services purchased to support revenue growth in wireless, MaxTM Entertainment, data and internet revenues. In addition, depreciation and amortization increased $15.1 million due to increased plant in service.

●
Net finance expense increased to $21.0 million (2011 - $10.1 million), up $10.9 million from 2011. The increase in costs is driven by increased borrowings to fund SaskTel’s construction program, reduced capitalized interest resulting from significantly lower plant under construction in 2012 compared to 2011, combined with decreases in the fair value of sinking funds.

●	Debt of $666.5 million (2011 - $538.0 million) increased by $128.5 million due the issuance of long-term debt during the year.
●
Net capital expenditures for the year are $308.4 million (2011 - $254.9 million), up $53.5 million from 2011, primarily due to significant capital spending on corporate priority programs, as well as increased spending on intangible assets. SaskTel’s net capital spending on property, plant and equipment in 2012 was $253.2 million, up $31.4 million from 2011 primarily due to increased spending on Fibre to the Premise and the cellular network upgrade to LTE technology.

●	Return on equity decreased to 16.8 per cent (2011 – 20.7 per cent) due to gains from the disposal of discontinued operations recognized in 2011.
●	Dividends of $84.3 million were declared in 2012 (2011 - $138.6 million).

    SaskEnergy Incorporated.  SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial and industrial customers in Saskatchewan.  In addition, TransGas Limited (TransGas) is SaskEnergy’s wholly owned natural gas transmission and storage subsidiary.

●
Earnings of $106.5 million was significantly higher than the prior year (2011 - $25.5 million), largely due to $34.4 million in favourable market value adjustments (2011 - $58.4 million unfavourable). These unrealized market value adjustments, which include a $21.3 million improvement in the revaluation of natural gas in storage and a $13.1 million improvement in the fair value of financial and derivative instruments, vary considerably with natural gas prices. As a result, SaskEnergy uses operating earnings to compare performance from year to year.

●
Operating earnings were $72.1 million (2011 - $83.9 million), with the decline largely attributable to unusually high customer capital contribution revenue in 2011 as several large transmission projects were completed that year.

●	Revenues were $797.8 million and expenses were $650.2 million (2011 - $890.0 million and $823.3 million, respectively) driven by the continued market trend toward low natural gas prices.
●	Net finance expense increased to $41.1 million (2011 - $32.6 million) related to a decline in the fair value of debt retirement funds and higher interest on long-term debt given increased debt levels.
●
Capital investment totaled $180.0 million (2011 - $171.3 million), with the majority invested to expand the capacity and maintain the integrity of SaskEnergy’s extensive distribution and transmission systems. The increase reflects not only the sustained growth in Saskatchewan, but also SaskEnergy’s commitment to enhance its already robust safety programming and integrity systems.

●	Gross debt increased to $1,087.2 million (2011 - $1,028.1 million) to fund the record level of capital expenditures.
●	Dividends of $27.2 million (2011 - $39.1 million) were declared to CIC based on operating earnings of $72.1 million.

Information Services Corporation.  ISC is responsible for the administration of land titles, geographic information systems, vital statistics, surveys, mapping and interests in personal property, and corporate registration services. ISC was established on January 1, 2000, as a wholly-owned subsidiary of CIC and provides customer-focused services such as the Land Registry, Saskatchewan Personal Property Registry, Survey Plan Registry, Vital Statistics Registry, Corporate Registry, and Geomatics Services.

    Pursuant to The Information Services Corporation Act, effective May 30, 2013, ISC ceased being a subsidiary Crown Corporation under The Crown Corporations Act, 1993, and was continued under The Business Corporations Act. Until July 9, 2013, CIC continued to control ISC through ownership of 100.0 per cent of the 17,500,000 outstanding Class A Limited Voting Shares and therefore ISC operations will be consolidated to that date.

Effective July 9, 2013 and pursuant to an Initial Public Offering (IPO) on the Toronto Stock Exchange, CIC sold 10,500,000 of the Class A Limited Voting Shares of ISC at $14.00 per share.  Effective July 17, 2013, and pursuant to an over-allotment option included in the IPO, CIC sold a further 1,575,000 Class A Limited Voting Shares of ISC at $14.00 per share. On a combined basis, these transactions resulted in a sale of 69.0 per cent of CIC’s interest in ISC for proceeds of $169.1 million before expenses.

Major Wholly Owned Subsidiary

CIC Asset Management Inc. (Formerly Investment Saskatchewan Inc.)  CIC Asset Management Inc. (CIC AMI) provides investment capital and financing, and manages portfolios of commercially viable investments.  CIC Asset Management Inc. was incorporated under The Business Corporations Act (Saskatchewan) on November 14, 1979 as a wholly-owned subsidiary of CIC.

●
CIC AMI had a loss of $4.3 million in 2012, compared to earnings of $35.3 million in 2011.  The $39.6 million decrease in earnings is attributable primarily to non-recurring recoveries in 2011 of environmental remediation liabilities of $41.8 million and a recovery of reinsurance liabilities of $5.0 million, offset by $5.5 million of additional investment impairments recorded in 2011 compared to 2012.

●
Revenue of $11.4 million in 2012 was higher than the $6.9 million reported in 2011, which is mainly attributable to a $9.6 million increase in equity earnings from investments in 2012, offset by decreased interest revenue of $2.6 million and decreased gains on sales of investments of $2.4 million.

●	Expenses of $1.2 million in 2012 were consistent with $1.4 million reported in 2011.
●	Investment disbursements of $3.2 million in 2012 were consistent with the $3.9 million reported in 2011, attributable to limited protective disbursements for the existing investment portfolio.
●	The provision for environmental remediation liabilities increased by $3.0 million in 2012 to $63.8 million, due to inflationary factors on estimated remediation costs.

Crown Investments Corporation of Saskatchewan

Consolidated Statements of Financial Position

	At December 31

	2008	2009	2010	2011	2012
	(Thousands)		IFRS	IFRS	IFRS
	Note 3 & 4	Note 3 & 5	Note 2	Note 2	Note 2
Assets
Current	$2,842,699	$2,099,157	$1,998,659	$2,072,565	$2,145,778
Long-term investments	1,008,683	1,157,067	1,182,402	1,218,922	1,359,441
Property, plant and equipment	6,027,194	6,417,451	7,579,984	8,239,329	9,112,247
Other assets	639,826	543,686	305,285	472,242	532,706
Long-term assets of discontinued operations	68,034	38,932	0	0	0

Total Assets	$10,586,436	$10,256,293	$11,066,330	$12,003,058	$13,150,172

Liabilities and Province's Equity
Current	$1,551,876	$1,744,571	$1,772,263	$2,164,253	$2,711,843
Long-term debt	3,710,329	3,601,618	3,953,023	3,952,858	4,340,244
Long-term liabilities from discontinued operations	0	5,909	0	0	0
Other liabilities	704,321	652,625	1,279,426	1,664,905	1,756,475
Province of Saskatchewan's Equity	4,619,910	4,251,570	4,061,618	4,221,042	4,341,610

Total Liabilities and Province's Equity	$10,586,436	$10,256,293	$11,066,330	$12,003,058	$13,150,172

Crown Investments Corporation of Saskatchewan

Consolidated Statement of Operations

	At December 31

	2008	2009	2010	2011	2012
	(Thousands)		IFRS	IFRS	IFRS
	Note 3 & 4	Note 3 & 5	Note 2	Note 2	Note 2
Revenue
Sales of products and services	$4,636,779	$4,556,066	$4,378,779	$4,513,229	$4,536,053
Investment	173,758	62,255	0	0	0
Other	12,380	36,073	114,999	33,785	9,912

Total Revenue	$4,822,917	$4,654,394	$4,493,778	$4,547,014	$4,545,965

Expenses
Operating costs other than
those listed below	$3,612,274	$3,418,643	$3,248,064	$3,248,836	$3,112,072
Interest	244,890	238,039	199,547	203,722	233,148
Amortization of property, plant and equipment	492,051	503,227	514,618	550,216	601,686
Saskatchewan taxes and resource payments	128,577	137,493	117,002	126,027	132,137

Total Expenses	$4,477,792	$4,297,402	$4,079,231	$4,128,801	$4,079,043

Earnings before the following	345,125	356,992	414,547	418,213	466,922
Future income tax (expense) recovery	0	0	0	0	0
Public policy expenditure	0	0	0	0	0
Non-recurring items	679,776	(23,854)	0	0	0
Current income tax expenses	0	0	0	0	0
(Provision for) recovery of environmental liabilities	(48,217)	464	0	0	0
Share of net earnings from equity accounted investees	0	0	16,933	10,437	19,408
Net Loss on sale of equity accounted investees	0	0	0	(8,576)	(7,428)
Gain (loss) from discontinued operations	1,545	15,106	4,822	30,802	0
Net Earnings	$978,229	$348,708	$436,302	$450,876	$478,902

(see accompanying notes)

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN

Notes to Financial Information

1.
The foregoing financial information has been derived from the audited consolidated financial statements of Crown Investments Corporation of Saskatchewan.  The foregoing narrative description is unaudited.

2.
The consolidated financial statements for the year ended December 31, 2011 and the year ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards (IFRS).

Prior to 2011, the Corporation’s consolidated financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). In preparing the consolidated financial statements, CIC has adjusted amounts reported previously in financial statements for year ended December 31, 2010 prepared in accordance with GAAP. These adjustments relate to reclassifications and corrections of amounts previously reported under GAAP, or are required for the transition from GAAP to IFRS.  For a list of reclassifications and corrections, please see the annual report.

3.
The consolidated financial statements for the year ended December 31, 2008 and the year ended December 31, 2009 have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

4.
Effective January 1, 2008, the Corporation adopted the accounting recommendations for capital disclosures (Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535) in accordance with the transition provisions of the section.  This section requires disclosure of information related to the objectives, policies and processes for managing capital, and particularly whether externally imposed capital requirements have been complied with.  As this standard only addresses disclosure requirements, there is no impact on the Corporation’s operating results.

Effective January 1, 2008, the Corporation adopted the accounting recommendations for financial instruments - disclosures (CICA Handbook Section 3862) and financial instruments - presentation (CICA Handbook Section 3863) in accordance with the transition provisions of the sections.  These sections replace the existing disclosure and presentation recommendations contained in financial instruments - disclosure and presentation (CICA Handbook Section 3861).  The new disclosure standards increase the disclosures related to financial instruments, and the nature, extent and management of the Corporation’s risks arising from financial instruments.  The presentation standards carry forward unchanged from the former presentation requirements.  As these standards only address disclosure and presentation requirements, there is no impact on the Corporation’s operating results.

Effective January 1, 2008, the Corporation adopted CICA Handbook Section 3031 - Inventories.  The new recommendations establish standards for the determination of the cost of inventories and the subsequent recognition as expense, including any write-down to net realizable value and reversals of previous write-downs for increases to net realizable value.  Also, guidance is provided related to reclassification of inventory items as property, plant and equipment.  The standard requires retrospective application with no restatement of prior year results.  Upon the adoption of the new standard, the Corporation began using the weighted average cost method for valuing all natural gas inventories.

5.
Effective January 1, 2009, the Corporation adopted the accounting recommendations for goodwill and intangible assets (CICA Handbook Section 3064) in accordance with the transition provisions of the section.  This section provides further information on the recognition of internally generated intangible assets and requires intangible assets to be recognized as assets only if the definition of the intangible asset and the recognition criteria are met.  The new recommendations have been implemented retroactively resulting in certain items included in property, plant and equipment in prior years to be reclassified to intangible assets, and 2008 net earnings to be restated due to the write-off of certain intangible assets that no longer meet the recognition criteria.  In addition, revenues and expenses related to certain prepaid cellular services have been recorded for 2008 and prior years resulting in the retroactive restatement of all periods presented.

Effective for year-ends beginning on or after January 1, 2009, the CICA has amended certain sections of the CICA Handbook to remove the rate regulation exemption for recognition of certain assets and liabilities arising from rate regulation as well as other recognition and measurement guidance.  The corporation has implemented these changes with no impact on the financial statements.

In summary, the following adjustments were made to December 31, 2008 balances as a result of the change in accounting policy and prior period adjustments (Thousands of dollars):

Property, plant and equipment	$(107,527)
Intangible Assets	204,742
Other Assets	(97,215)
Net Earnings	1,188
Retained earnings - beginning of year	(1,365)
Retained earnings - end of year	(177)

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document.  The financial statements of the Government included herein under the headings "General Revenue Fund Supplementary Financial Information" and "Summary Financial Statements" have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability).  All financial information contained herein was obtained from the most recent annual Budget Estimates, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Ministry of Finance or of CIC in their official capacities.  The information set forth under "Province of Saskatchewan", and other than described in the first sentence of this paragraph, was prepared by representatives of the Ministry of Finance in their official capacities.